SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

QUARTERLY INFORMATION – ITR

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

June 30, 2005

(A free translation from the original in Portuguese)

     REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS

1.	We have carried out a limited review of the Quarterly Information (ITR) of Petróleo Brasileiro S.A. – PETROBRAS for the quarter ended June 30, 2005, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

2.	Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3.	Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities and Exchange Commission - CVM.

4.	Our limited review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph 1. The statements of cash flow (parent company and consolidated), of value added (parent company and consolidated) and segmentation of business (consolidated), prepared in accordance with the accounting practices adopted in Brazil, are presented for purposes of additional information and are not a required part of the Quarterly Information. Such information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modification that should be made to these statements for them to be adequately presented in relation to the Quarterly Information taken as a whole.

5.	As mentioned in the note 1, from January 1, 2005, as required by CVM Instruction 408 of August 18, 2004, the Company included its Special Purpose Entities – SPEs on its consolidated financial statements. Aiming the comparability of the quarterly financial information, the previous periods have also been adjusted to include such SPEs on the consolidated financial statements.

Rio de Janeiro, August 11, 2005

ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O -6 - F - RJ

Paulo José Machado
Accountant CRC - 1RJ 061.

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 30/06/2005	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1 – CVM CODE 00951-2	2 – NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 – NIRE 33300032061

01.02 - HEAD OFFICE

1 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor			2 – QUARTER OR DISTRICT CENTRO
3 – CEP (ZIP CODE) 20031-912	4 - CITY RIO DE JANEIRO			5 – STATE RJ
6 - AREA CODE 021	7 – PHONE NUMBER 3224-2040	8 - PHONE NO. 3224-2041	9 - PHONE NO. -	10 - TELEX
11 – AREA CODE 021	12 – FAX No. 3224-9999	13 - FAX No. 3224-6055	14 - FAX No. 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 – NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor				3 - QUARTER OR DISTRICT CENTRO
4 – CEP (ZIP CODE) 20031-912	5 – CITY RIO DE JANEIRO			6 - STATE RJ
7 – AREA CODE 021	8 – PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 – AREA CODE 021	13 – FAX 3224-9999	14 - FAX No 3224-6055	15 - FAX No. 3224-7784
16 – E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2005	31/12/2005	2	01/04/2005	30/06/2005	1	01/01/2005	31/03/2005
9- NAME OF INDEPENDENT ACCOUNTING FIRM ERNST&YOUNG AUDITORES INDEPENDENTES S.S.						10 - CVM CODE 00471-5
11- NAME OF THE ENGAGEMENT PARTNER PAULO JOSÉ MACHADO						12- CPF (Taxpayers registration) 014.319.648-08

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER –30/06/2005	2 - PREVIOUS QUARTER 31/03/2005	3 - SAME QUARTER IN THE YEAR 30/06/2004
Capital Paid in
1 - COMMON	634.168	634.168	634.168
2 - PREFERRED	462.370	462.370	462.370
3 - TOTAL	1.096.538	1.096.538	1.096.538
Treasury Stock
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY INDUSTRIAL, COMMERCIAL, AND OTHERS
2 – SITUATION OPERATIONAL
3 - TYPE OF SHARE CONTROL STATE HOLDING COMPANY
4 – ACTIVITY CODE 1 01 – OIL AND GAS
5 - MAIN ACTIVITY PROSPECTING, OIL/GAS. REFINING AND ENERGY ACTIVITIES
6 – TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF SPECIAL REVIEW REPORT UNQUALIFIED

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	AGO	31/03/2005	INTEREST ON CAPITAL PAYABLE	17/05/2005	COMMON	1,0000000000
02	AGO	31/03/2005	INTEREST ON CAPITAL PAYABLE	17/05/2005	PREFERRED	1,0000000000
03	AGO	31/03/2005	DIVIDENDS	17/05/2005	COMMON	0,6000000000
04	AGO	31/03/2005	DIVIDENDS	17/05/2005	PREFERRED	0,6000000000
05	RCA	17/06/2005	INTEREST ON CAPITAL PAYABLE	-	COMMON	2,0000000000
06	RCA	17/06/2005	INTEREST ON CAPITAL PAYABLE	-	PREFERRED	2,0000000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (R$ THOUSAND)	4 - AMOUNT OF CHANGE (R$ THOUSAND)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 – DATE 11/08/2005	2 – SIGNATURE

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 30/06/2005	4 – 31/03/2005
1	TOTAL ASSETS	139.243.121	140.738.271
1.01	CURRENT ASSETS	35.358.619	34.178.838
1.01.01	CASH AND CASH EQUIVALENTS	11.495.056	10.019.606
1.01.01.01	CASH AND BANKS	1.687.662	2.593.409
1.01.01.02	SHORT-TERM INVESTMENTS	9.807.394	7.426.197
1.01.02	CREDITS	8.811.143	7.665.076
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	2.712.944	2.427.285
1.01.02.02	SALES TO SUBSIDIARIES AND AFFILIATED COMPANIES	5.076.889	4.215.568
1.01.02.03	OTHER	1.104.774	1.105.971
1.01.02.04	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(83.464)	(83.748)
1.01.03	INVENTORIES	10.977.927	11.118.119
1.01.04	OTHER ACCOUNT RECEIVABLES	4.074.493	5.376.037
1.01.04.01	DIVIDENDS RECEIVABLE	187.897	374.821
1.01.04.02	RECOVERABLE TAXES	2.102.827	2.637.630
1.01.04.03	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	390.330	489.423
1.01.04.04	PREPAID EXPENSES	801.521	1.190.718
1.01.04.05	OTHER CURRENT ASSETS	591.918	683.445
1.02	NON-CURRENT ASSETS	39.008.022	46.796.995
1.02.01	SUNDRY CREDITS	764.152	758.644
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	757.868	752.360
1.02.01.02	MARKETABLE SECURITIES	4.841	4.841
1.02.01.03	INVESTMENTS IN PRIVATIZATION PROCESS	1.443	1.443
1.02.02	CREDITS WITH AFFILIATED COMPANIES	29.006.557	36.778.924
1.02.02.01	WITH AFFILIATED COMPANIES	142.375	214.722
1.02.02.02	WITH SUBSIDIARIES	28.837.297	36.532.890
1.02.02.03	WITH OTHER RELATED PARTIES	26.885	31.312
1.02.03	OTHER	9.237.313	9.259.427
1.02.03.01	PROJECT FINANCINGS	2.061.267	1.837.663
1.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	941.160	970.756
1.02.03.03	ADVANCES TO SUPPLIERS	714.736	899.421
1.02.03.04	PREPAID EXPENSES	1.132.733	1.122.197
1.02.03.05	COMPULSORY LOAN - ELETROBRAS	117.488	117.420
1.02.03.06	JUDICIAL DEPOSITS	1.290.539	1.257.746
1.02.03.07	ADVANCES FOR PENSION PLAN	1.178.345	1.258.435
1.02.03.08	DEFERRED ICMS (VALUE ADDED TAX )	1.084.040	1.115.759
1.02.03.09	OTHER NON-CURRENT ASSETS	717.005	680.030
1.03	PERMANENT ASSETS	64.876.480	59.762.438
1.03.01	INVESTMENTS	18.367.849	15.197.098
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	250.071	262.363
1.03.01.01.01	INVESTMENTS IN AFFILIATED COMPANIES	250.071	262.363
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	17.882.542	14.699.167
1.03.01.02.01	PETROQUISA	1.653.517	1.570.922
1.03.01.02.02	BR	3.418.204	3.322.461
1.03.01.02.03	GASPETRO	1.559.469	1.354.944
1.03.01.02.04	TRANSPETRO	1.473.187	1.351.445
1.03.01.02.05	MPX TERMOCEARA	89.148	0
1.03.01.02.06	DOWNSTREAM	1.425.259	1.374.151
1.03.01.02.07	BRASOIL	1.531.983	1.771.892
1.03.01.02.08	IBIRITERMO	15.117	0
1.03.01.02.09	FAFEN ENERGIA	168.736	154.124
1.03.01.02.10	TERMOBAHIA	20.675	0
1.03.01.02.11	E-PETRO	23.124	22.134
1.03.01.02.12	PETROBRAS ENERGIA	329.627	287.051
1.03.01.02.13	BRASPETRO HOLANDA - PIB BV	2.855.087	2.995.703
1.03.01.02.14	PNBV	182.891	131.261
1.03.01.02.15	TERMORIO	2.487.310	0
1.03.01.02.16	BAIXADA SATISTA ENERGIA	217.755	217.755
1.03.01.02.17	SOC. FLUMINENSE ENEGIA ELETROBOLT	202.974	0
1.03.01.02.18	OTHERS	8.057	8.047
1.03.01.02.19	JOINTLY-OWNED SUBSIDIARIES	245.006	228.519
1.03.01.02.20	DISCOUNT IN SUBSIDIARY COMPANY	(24.584)	(91.242)
1.03.01.03	OTHER INVESTMENTS	235.236	235.568
1.03.02	PROPERTY, PLANT AND EQUIPMENT	46.024.250	44.110.493
1.03.03	DEFERRED CHARGES	484.381	454.847

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 – 30/06/2005	4 – 31/03/2005
2	TOTAL LIABILITIES	139.243.121	140.738.271
2.01	CURRENT LIABILITIES	42.364.610	45.151.016
2.01.01	LOANS AND FINANCING	1.248.589	1.321.265
2.01.01.01	FINANCING	959.924	1.092.087
2.01.01.02	INTEREST ON FINANCING	288.665	229.178
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	4.307.279	3.042.228
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	6.187.476	7.479.324
2.01.04.01	CURRENT TAXES AND SOCIAL CONTRIBUTIONS	190.155	1.202.170
2.01.04.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	951.946	957.477
2.01.04.03	OTHER TAXES AND CONTRIBUTIONS PAYABLE	5.045.375	5.319.677
2.01.05	DIVIDENDS PAYABLE	2.193.076	2.009.002
2.01.06	ACCRUALS	1.394.680	2.154.414
2.01.06.01	SALARIES, VACATION AND RELATED CHARGES	832.789	834.164
2.01.06.02	CONTINGENCY ACCRUAL	208.173	306.846
2.01.06.03	PENSION PLAN	353.718	379.361
2.01.06.04	PROVISION PLR	0	634.043
2.01.07	DEBTS WITH AFFILIATED COMPANIES	21.217.193	23.119.170
2.01.08	OTHER	5.816.317	6.025.613
2.01.08.01	ADVANCES FROM CUSTOMERS	212.714	466.255
2.01.08.02	PROJECT FINANCINGS	4.777.447	4.733.895
2.01.08.03	OTHER	826.156	825.463
2.02	NON-CURRENT LIABILITIES	25.000.934	26.215.736
2.02.01	LOANS AND FINANCING	7.658.817	8.539.166
2.02.02	DEBENTURES	0	0
2.02.03	ACCRUALS	13.228.452	12.278.557
2.02.03.01	HEALTH CARE BENEFITS	5.890.692	5.538.197
2.02.03.02	CONTINGENCY ACCRUAL	233.313	251.770
2.02.03.03	PENSION PLAN	1.265.593	935.303
2.02.03.04	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	5.838.854	5.553.287
2.02.04	DEBTS WITH AFFILIATED COMPANIES	2.145.371	3.335.366
2.02.05	OTHER	1.968.294	2.062.647
2.02.05.01	ABANDONMENT PROVISION	999.184	1.012.132
2.02.05.02	PROVISION FOR PROGRAMMED STOPPAGES AND DOCKING COSTS	216.099	237.426
2.02.05.03	OTHER	753.011	813.089
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	71.877.577	69.371.519
2.05.01	CAPITAL	33.235.444	33.235.445
2.05.01.01	PAID UP CAPITAL	32.896.138	32.896.138

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 – 30/06/2005	4 – 31/03/2005
2.05.01.02	MONETARY CORRECTION	339.306	339.307
2.05.02	CAPITAL RESERVES	365.236	365.235
2.05.02.01	AFRMM AND OTHERS	365.236	365.235
2.05.03	REVALUATION RESERVES	65.118	67.115
2.05.03.01	OWN ASSETS	65.118	67.115
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	0	0
2.05.04	REVENUE RESERVES	28.405.325	30.594.424
2.05.04.01	LEGAL	4.035.410	4.035.410
2.05.04.02	STATUTORY	843.640	843.640
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	23.526.275	25.715.374
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0
2.05.05	RETAINED EARNINGS (ACCUMULATED LOSSES)	9.806.454	5.109.300

A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 30/06/2005	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

04.01 – NOTES TO QUARTERLY INFORMATION

01.01 - IDENTIFICATION

1 – CVM CODE 00951-2	2 – NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01

03.01 – UNCONSOLIDATED STATEMENT OF INCOME (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 01/04/2005 to 30/06/2005	4 – 01/01/2005 to 30/06/2005	5 - 01/04/2004 to 30/06/2004	6 - 01/01/2004 to 30/06/2004
3.01	GROSS SALES AND SERVICES REVENUE	35.425.584	66.780.767	28.721.832	54.467.973
3.02	DEDUCTIONS FROM GROSS REVENUE	(9.321.322)	(18.110.045)	(8.115.171)	(15.663.229)
3.03	NET SALES AND SERVICES REVENUE	26.104.262	48.670.722	20.606.661	38.804.744
3.04	COST OF PRODUCTS AND SERVICES SOLD	(14.530.594)	(26.582.638)	(11.526.135)	(21.235.362)
3.05	GROSS PROFIT	11.573.668	22.088.084	9.080.526	17.569.382
3.06	OPERATING EXPENSES/INCOME	(5.249.799)	(8.119.502)	(2.520.942)	(4.715.041)
3.06.01	SELLING	(820.899)	(1.679.069)	(659.092)	(1.221.842)
3.06.02	GENERAL AND ADMINISTRATIVE	(880.185)	(1.649.015)	(602.100)	(1.116.485)
3.06.02.01	DIRECTORS' FEES	(886)	(1.870)	(795)	(1.598)
3.06.02.02	ADMINISTRATIVE	(879.299)	(1.647.145)	(601.305)	(1.114.887)
3.06.03	FINANCIAL	(480.281)	(534.068)	547.106	479.139
3.06.03.01	FINANCIAL INCOME	106.753	632.205	1.068.101	1.538.277
3.06.03.02	FINANCIAL EXPENSES	(587.034)	(1.166.273)	(520.995)	(1.059.138)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(3.155.693)	(5.260.616)	(2.490.075)	(4.003.425)
3.06.05.01	TAXES	(101.527)	(208.537)	(402.110)	(589.777)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(221.813)	(414.554)	(177.593)	(313.634)
3.06.05.03	EXPLORATORY COSTS FOR THE EXTRACTION OF CRUDE OIL AND GAS	(290.086)	(475.667)	(218.614)	(488.898)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	(921.626)	(1.039.447)	(390.673)	(504.209)
3.06.05.05	OTHER OPERATING INCOME/EXPENSES, NET	(1.620.641)	(3.122.411)	(1.301.085)	(2.106.907)
3.06.06	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF AFFILIATED COMPANIES	87.259	1.003.266	683.219	1.147.572
3.07	OPERATING INCOME /EXPENSES	6.323.869	13.968.582	6.559.584	12.854.341
3.08	NONOPERATING INCOME / EXPENSES	(64.670)	(216.167)	(56.375)	(130.329)
3.08.01	INCOME	8.805	10.054	(4.920)	1.186
3.08.02	EXPENSES	(73.475)	(226.221)	(51.455)	(131.515)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	6.259.199	13.752.415	6.503.209	12.724.012
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(1.151.342)	(2.999.103)	(1.651.847)	(3.053.693)
3.11	DEFERRED INCOME TAX	(408.725)	(946.858)	(469.516)	(1.241.391)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.01.01	PROFIT SHARING FOR EMPLOYEES AND MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME FOR THE PERIOD	4.699.132	9.806.454	4.381.846	8.428.928
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	1.096.538	1.096.538	1.096.538	1.096.538
	NET INCOME PER SHARE	4,28543	8,94310	3,99607	7,68685
	LOSS PER SHARE

1) Presentation of the quarterly information

Significant accounting policies

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil, pursuant to the provisions of Brazilian Corporate Law and the standards and procedures established by Brazilian Securities Commission (CVM).

There has been no change in the significant accounting policies by the Company in relation to those mentioned in the 2004 annual report.

According to CVM Instruction No. 408/04, from January1, 2005, Special Purpose Entity – SPE’s, which activities are controlled directly or indirectly by Petrobras, were consolidated in the financial statements. The effect of this instruction adoption are as follows:

	R$ Million

	April-	Jan-
	June/2005	June/2005

Net income “pro forma” before CVM
Instruction No. 408/2004	5.053	9.993
Net income of SPE	968	914
Realization of gain on inventories of prior year	161	403
Gain on inventories	(80)	(241)
Adjustments and elimination	(1.172)	(1.118)

Consolidated net income	4.930	9.951

To facilitate comparability, the 2004 consolidated financial information was changed, for presentation purposes, including the Special Purpose Entity. The related effects are as follows:

Reconciliation of net income	R$ Million

	April-	Jan-
	June/2004	June/2004

Net income before CVM Instruction No. 408/2004	3.835	7.807
Elimination of gain on inventories and realization from the prior quarter	(270)	(449)
Realization of gain on inventories of prior period	179	351
Thermoelectric outflows	(174)	(347)
Other	(272)	(271)

Pró-forma adjusted net income (CVM 408/2004 )	3.298	7.091

Reconciliation of balance sheet as of June 30, 2005

	R$ Thousands

		Effects of	adjusted
	Balances as	instruction	balances
	released	408/04	“Pro-forma”

Assets
Current assets	49.472	2.248	51.720

Non current assets	17.445	(2.868)	14.577

Permanent assets	74.797	15.425	90.222

Total assets	141.714	14.805	156.519

Liabilities
Current	31.776	(1.217)	30.559

Non current liabilities	50.325	15.888	66.213

Deferred income	559	0	559

Minority interest	1.858	688	2.546

Shareholder’s Equity	57.196	(554)	56.642

Total liabilities	141.714	14.805	156.519

Some balances related to prior periods were reclassified for comparability purposes with this period financial statements.

2) Cash and cash equivalents

	R$ Thousand

	Consolidated		Parent company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Cash and banks	2.359.000	3.344.589	1.687.662	2.593.409
Short-term investments
Local
Financial investment funds – foreign currency	4.464.749	5.111.683	4.125.044	5.077.075
Financial investment funds – DI	1.817.655	3.805.688	417.393	114.114
Other	653.300	354.795

	6.935.704	9.272.166	4.542.437	5.191.189
Foreign
Time deposit	4.892.738	3.785.343	3.576.575	357.664
Fixed-income securities	3.007.514	1.226.247	1.688.382	1.877.344

	7.900.252	5.011.590	5.264.957	2.235.008

Total short-term investments	14.835.956	14.283.756	9.807.394	7.426.197

Total cash and cash equivalents	17.194.956	17.628.345	11.495.056	10.019.606

Short-term investments are comprised principally of government, foreign currency and DI (Interbank Deposits) securities recorded at market value plus accrued interest, which is recognized proportionately up to the financial statement date at amounts not exceeding their respective market values.

At June 30, 2005, the Company and its subsidiary PIFCo had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS Group companies and certain of the Special Purpose Entity established in connection with the Company’s projects, mainly CLEP project, in the amount of R$ 5.218.802 thousand. This total, referring to consolidated companies were offset against the balance of financing classified under current and long-term liabilities.

3) Accounts receivable, net

Accounts receivable are broken down as follows:

	R$ Thousand

	Consolidated		Parent company

	30.06.2005	31.03.2005	30.06.2005		31.03.2005

Customers
Third parties	11.860.096	11.635.964	2.712.944		2.427.285
Related parties (Note 3a)	1.247.791	975.413	34.056.561	(*)	40.963.180
Other	1.723.397	1.919.363	1.131.659		1.137.283

	14.831.284	14.530.740	37.901.164		44.527.748

Less: Provision for uncollectible accounts	(2.362.076)	(2.494.729)	(83.464)		(83.748)

	12.469.208	12.036.011	37.817.700		44.444.000

Less: long-term accounts receivable, net	(1.081.685)	(1.247.048)	(29.006.557)		(36.778.924)

Short-term accounts receivable, net	11.387.523	10.788.963	8.811.143		7.665.076

(*) Balances of dividends receivable (R$ 187.897 thousand) and refunds receivable (R$ 1.018.737 thousand) are not addressed.

	R$ Thousand

	Consolidated		Parent company

Provision for uncollectible accounts	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Balance at beginning of quarter	2.494.229	2.403.449	83.748	94.840
Addition	44.748	98.402	15	15
Exclusions	(177.401)	(7.122)	(299)	(11.107)

Balance at end of quarter	2.362.076	2.494.729	83.464	83.748

Short-term	367.675	385.057	83.464	83.748

Long-term	1.994.401	2.109.672

4) RELATED PARTIES

a) Assets

PETROBRAS carries out transactions with its subsidiary and associated companies on normal market terms. The transactions for purchase of petroleum and petroleum byproducts from the subsidiary PIFCO carried out by PETROBRAS feature longer term for settlement, since PIFCO is a subsidiary created for this purpose. The value, income and charges in connection with other transactions, especially intercompany loans, are established at arms’ length and/or in accordance with applicable legislation.

	PARENT COMPANY - R$ Thousands

	Current assets		Non curren assets

	Account receivables, principally for sales	Dividends receivable	Advance for capital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany Operations	Other Operations	Reimbursements receivable	Total Assets

PETROQUISA	9.976				4			9.980

BR DISTRIBUIDORA and Subsidiaries	627.945				164.941	1.955.695		2.748.581

GASPETRO and Subsidiaries	500.987	26.275		1.406.413	73.250	16.221		2.023.146

PIFCO and Subsidiaries	2.848.745		281.952		15.788.554	1.301		18.920.552

PNBV	4.694		11.560			8.589		24.843

DOWNSTREAM and Subsidiaries	63.369				921.543	11		984.923

TRANSPETRO	261.227	160.409			3.206	383		425.225

PIB-BV HOLANDA and Subsidiaries	122.913					87.318		209.511

BRASOIL and Subsidiaries	41.176			1.584.323	5.949.438			7.574.937

BOC	28							28

PETROBRAS ENERGIA LTDA	101.243							101.243

OTHER SUBSIDIARY AND
ASSOCIATED COMPANIES	495.306	1.213	315.339		409.541	90		1.221.489

TOTAL SUBSIDIARY AND
ASSOCIATED COMPANIES	5.076.889	187.897	608.851	2.990.736	23.310.477	2.069.608		34.244.458

SPC'S							1.018.737	1.018.737

TOTAL RELATED PARTIES AT
6/30/05	5.076.889	187.897	608.851	2.990.736	23.310.477	2.069.608	1.018.737	35.263.195

TOTAL RELATED PARTIES AT
3/31/05	4.215.568	374.821	946.725	3.386.513	30.360.917	2.053.457	833.213	42.171.214

Intercompany loans

	R$ thousand

Index	30.06.2005	31.03.2005

TJLP + 5%a.a.	380.254	3.053.429
LIBOR + 1 a 3%a.a.	21.737.992	25.979.726
101% do CDI	921.543	1.034.118
IGPM + 6%a.a.	72.166	72.522
Other Taxes	198.522	221.122

	23.310.477	30.360.917

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds an (11%) interest.

A turnkey contract in the amount of US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years as from January 2000 in the form of transportation services. At June 30, 2005, the value of the rights to future transportation services, on account of costs already incurred in the construction to that date, including interest of 10,07% p.a., was R$ 850.622 thousand (R$ 1.039.175 thousand at March 31, 2005), with R$ 714.736 thousand shown under noncurrent assets as advances to suppliers( R$ 899.421 thousand at March 31, 2005) that includes R$ 158.994 thousand (R$ 195.427 thousand at March 31, 2005) related to the pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOL¥VIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. At June 30, 2005, the total receivables of PETROBRAS from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.406.413 thousand (R$ 1.632.915 thousand at March 31, 2005) shown under non current assets as accounts receivable, net.

b) Liabilities

	Parent Company – R$ Thousand

	CURRENT LIABILITIES					NONCURRENT LIABILITIES

	Suppliers of mainly oil and oil products	Advances from customers	Oil Rigs Freight	Intercompany Loans	Others Operations	Intercompany Loans	Export prepayment	Others Operations	Operations with structured projects	TOTAL Liabilities

PETROQUISA	(18.128)									(18.128)

BR DISTRIBUIDORA
and subsidiaries	(133.387)	(13.901)			(70.211)			(32.316)		(249.815)

GASPETRO and
subsidiaries	(174.675)									(174.675)

PIFCO and
subsidiaries	(18.098.967)						(2.074.533)			(20.173.500)

PNBV	(20.001)		(458.172)							(478.173)

DOWNSTREAM and
subsidiaries	(39.829)				(24)					(39.853)

TRANSPETRO	(669.084)				(369)					(669.453)

PIB-BV HOLANDA
and subsidiaries	(102.017)				(139.124)					(241.141)

BRASOIL and						(5.098)
subsidiaries	(33.319)	(98.006)	(872.028)							(1.008.451)

BOC				(119.375)						(119.375)

PETROBRAS
ENERGIA LTDA	(87.008)									(87.008)

OTHERS						(33.424)
SUBSIDIARIES AND	(69.568)									(102.992)
AFFILIATES

TOTAL
SUBSIDIARIES AND	(19.445.983)	(111.907)	(1.330.200)	(119.375)	(209.728)	(38.522)	(2.074.533)	(32.316)		(23.362.564)
AFFILIATES

Special Purpose
Company									(4.718.099)	(4.718.099)

30/06/2005	(19.445.983)	(111.907)	(1.330.200)	(119.375)	(209.728)	(38.522)	(2.074.533)	(32.316)	(4.718.099)	(28.080.663)

31/03/2005	(20.808.727)	(569.270)	(1.380.663)	(133.876)	(226.634)	(38.427)	(3.265.015)	(31.924)	(4.692.452)	(31.146.988)

c) Result

	Parent Company - R$ Thousand

	Result

	Operating	Financial	Monetary and
	Income, mainly	income	exchange
	from sales	(expenses),	variation, net	Total Result
		net

PETROQUISA	79.278		1.944	81.222

BR DISTRIBUIDORA and
subsidiaries	16.060.539	166.666	9.893	16.237.098

GASPETRO and subsidiaries	1.123.598	41.004	(191.345)	973.257

PIFCO and subsidiaries	6.820.007	(319.996)	(297.461)	6.202.550

PNBV			49.287	49.287

DOWNSTREAM and subsidiaries	426.117	19.573	(94.083)	351.607

TRANSPETRO	195.262		12.139	207.401

PIB-BV HOLANDA and subsidiaries	61.809		43.279	105.088

BRASOIL and subsidiaries		239.569	(969.309)	(729.740)

BOC		(2.491)	14.207	11.716

PETROBRAS
COMERCIALIZADORA DE	115.415	2.469		117.884
ENERGIA LTDA

OTHER SUBSIDIARIES AND
AFFILIATES	4. 4.391.365	96.274	(20.273)	4.467.366

PETROBRAS BUSINESS	833		18	851

Other and NTN (partnership)	552		395	947

Thermoelectrics	(629)	97.571	(25.666)	71.276

AFILIATES	4.390.609	(1.297)	4.980	4.394.292

TOTAL SUBSIDIARIES AND
AFFILIATES	29.273.390	243.068	(1.441.722)	28.074.736

SPECIAL PURPOSE COMPANY			127.894	127.894

30/06/2005	29.273.390	243.068	(1.313.828)	28.202.630

31/03/2005	13.389.782	243.040	(46.044)	13.586.778

	Parent Company - R$ Thousand

	Result

	Operating	Financial	Monetary and
	Income, mainly	income	exchange
	from sales	(expenses),	variation, net	Total Result
		net

PETROQUISA	37.627		2.112	39.739

BR DISTRIBUIDORA and
subsidiaries	7.780.389	169.820	(83.441)	7.866.768

GASPETRO and subsidiaries	623.696	21.778	6.920	652.394

PIFCO and subsidiaries	2.692.553	(138.544)	(45.110)	2.508.899

PNBV			(2.356)	(2.356)

DOWNSTREAM and subsidiaries	151.314	(5.270)	(15.376)	130.668

TRANSPETRO	304		5.480	5.784

PIB-BV HOLANDA and subsidiaries	41.731		9.904	51.635

BRASOIL and subsidiaries		119.776	32. 32.559	152.335

BOC		(1.086)	(1.689)	(2.775)

PETROBRAS
COMERCIALIZADORA DE	34.128	2.469		36.597
ENERGIA LTDA

OTHER SUBSIDIARIES AND
AFFILIATES	2.028.040	74.097	43.440	2.415.577

PETROBRAS BUSINESS			8	8

Other and NTN (partnership)	469	(12.694)	395	(11.831)

Thermoelectrics	706	87.583	40.248	128.537

AFILIATES	2.026.866	(792)	2.789	2.028.863

TOTAL SUBSIDIARIES AND
AFFILIATES	13.389.782	243.040	(47.557)	13.585.265

SPECIAL PURPOSE COMPANY			1.513	1.513

31/03/2005	13.389.782	243.040	(46.044)	13.586.778

5) Inventories

	R$ Thousand

	Consolidated		Parent company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Products:
Oil products (*)	4.083.594	3.574.525	3.478.994	2.692.941
Fuel alcohol	169.505	167.322	50.837	31.794

	4.253.099	3.741.847	3.529.831	2.724.735
Raw materials, mainly crude oil (*)	5.826.388	6.618.071	4.546.875	5.511.626
Maintenance materials and supplies (*)	1.807.026	1.893.195	1.590.850	1.609.734
Advances to suppliers	1.278.336	1.303.070	1.203.927	1.157.574
Other	1.044.201	468.743	106.444	114.450

Total	14.209.050	14.024.936	10.977.927	11.118.119

(*) includes imports in transit.

6) Petroleum and alcohol account – National Treasury Secretariat (STN)

a) Change in the Petroleum and Alcohol Account

R$ Thousand

Balance at January 1,2005	748.788

Intercompany loan charges	9.080

Balance at June 30, 2005	757.868

b) Settlement of accounts with the Federal Government

The ANP/STN Integrated Audit Committee submitted, through Official Letter No. 11/2004, of June 23, 2004, its final report on the audit performed to certify and approve the balance of the Petroleum and Alcohol Account, enabling the conclusion of the ongoing process for the settlement of accounts between PETROBRAS and the Federal Government.

As defined by Law No. 10.742 dated October 6, 2003, the settlement of accounts with the federal government should have been completed by June 30, 2004. After having provided all information required by the National Treasury Secretariat (STN), PETROBRAS has, through the Ministry of Energy and Mines (MME), sought to resolve the differences between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181 -45, of August 24, 2001.

On July 2, 2004, the Federal Government deposited R$ 172.000 thousand referring to National Treasury Notes – H series (NTNs-H) expired on June 30, 2004, as a partial guarantee to the balance of the petroleum and alcohol account. Of the total amount, R$ 8.000 thousand were made available to PETROBRAS and the remaining R$ 165.000 thousand were deposited in an account open in the Company’s name as a deposit linked to the order of STN. The remaining balance may be paid with National Treasury Bonds issued at the same amount as the final balance determined as a result of the process for the settlement of accounts, or other amounts that might be owed by PETROBRAS to the Federal Government, including the relative to taxes or a combination of the foregoing.

7) Marketable securities

Marketable securities, classified as non current assets, are comprised as follows:

	R$ Thousand

	Consolidated		Parent company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Tax incentives – FINOR	9.797	4.815	4.815	4.815
Certificates B	338.418	415.216
Private TDE	367.370	397.830
Other	231.075	374.832	26	26

	946.660	1.192.693	4.841	4.841

B certificates, which were received by BRASOIL on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and carry interest equivalent to the Libor rate plus 2,5% to 4,25% p.a.

Investments in private TDE refer to securities issued by financial institutions and closely-held companies, maturing up to 2014 and bearing interest from 3,88% p.a. to 10,77% p.a.

8) Project financings

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where PETROBRAS operates.

Additionally, PETROBRAS has been participating in projects to implement thermoelectric power plants in Brazil, through the prepayment of expenses that in the future may be converted into shareholding interests, reimbursed through structured financing arrangements with third parties or incorporated into the productive assets of PETROBRAS.

Under CVM Instruction No. 408, dated August 18, 2004, Special Purpose Companies (SPC’s) must be included in the Consolidated Financial Statements when the essence of their relationship with the listed company indicates that the activities of these entities are directly or indirectly controlled, jointly or severally, by the listed company. Therefore, as mentioned in Note 1, the SPCs linked to structured projects were consolidated as from January 1, 2005.

a) Ventures under negotiation

The balance relating to ventures under negotiation includes the disbursements made by PETROBRAS on projects where there are still no defined partners and which are classified under Noncurrent Assets as Structured Projects, as shown below:

	R$ Thousand

	Parent Company

Projects	30.06.2005	31.03.2005

Usina Termelétrica Nova Piratininga	973.940	968.403
Other	68.590	36.047

Ventures under negotiation	1.042.530	1.004.450
Reimbursements receivable ( Note 8b)	1.018.737	833.213

Total project financings	2.061.267	1.837.663

In line with CVM Instruction No. 408/2004, these expenses are classified in permanent assets – property, plant and equipment in the consolidated financial statements.

b) Reimbursements receivable

The balance receivable, net of advances received corresponding to costs incurred by PETROBRAS respective to projects already negotiated with third parties, is classified under noncurrent assets as project financings and is broken down as follows:

	R$ Thousand

	Parent Company

Project/Company	30.06.2005	31.03.2005

Companhia Petrolífera Marlim – COM	39.716	39.716
NovaMarlim Petróleo S.A.	4.899	4.899
Fundação Petrobras de Seguridade Social-PETROS	218.313	218.309
Companhia de Recuperação Secundária – CRSec	275.529	275.263
EVM Leasing Corporation	380.533	314.722
Cayman Cabiunas Investment Co., Ltd.	797.997	806.332
PDET Offshore S/A	224.556	192.800
Nova Transportadora do Sudeste	98.642	228.703
Nova Transportadora do Nordeste	104.459	108.013

Total	2.144.644	2.188.757
Advances received	(1.125.907)	(1.355.544)

Net	1.018.737	833.213

c) Project financing obligations

Marlim Project

Nova Marlim Petróleo S.A has provided funds to the Project, of which the balance, net of operating expenses already made by PETROBRAS of approximately R$ 1.231.066 thousand and assets transferred of approximately R$ 49.465 thousand, reached R$ 883.469 thousand, classified in current liabilities as Structured Projects.

CLEP Project

At June 30, 2005, Companhia Locadora de Equipamentos Petrolíferos (CLEP) had transferred R$ 5.143.000 thousand to PETROBRAS as advances for the future sale of assets by PETROBRAS. This amount, net of assets sold by PETROBRAS to CLEP in the amount of R$ 1.727.214 thousand, totaled R$ 3.415.786 thousand is classified as project financings under current liabilities

d) Accounts payable related with consortium in operation

At June 30, 2005 PETROBRAS presented consortium contracts in order to supplement the development of oil fields production, in connection with which the balance payable to the companies participating in the consortium totaled R$ 478.192 thousand (R$ 345.784 thousand, at march 31, 2005), classified as Structured Projects in current liabilities.

	Parent Company

	R$ Thousand

Projects / Companies	30.06.2005	31.03.2005

Advances received
Nova Marlim Petróleo S/A (Note 8c)	883.469	972.325
Cia. Locadora de Equipamentos Petrolíferos (CLEP) (Note 8c)	3.415.786	3.415.786

Total	4.299.255	4.388.111

Accounts payable for consortium in operation

Companhia Petrolífera Marlim (CPM)	170.443	170.441
Nova Marlim Petróleo S/A	248.401	133.900
Fundação Petrobras de Seguridade Social - PETROS	59.348	41.443

Total	478.192	345.784

Total general	4.777.447	4.733.895

e) Commitments Taken by Special Purpose Entities - SPE

	R$ Thousand

		Commitments taken for
Project		assets setup (*)

	30/06/2005	31/03/2005

Nova Transportadora do Sudeste	415.120	693.651
Nova Transportadora do Nordeste	528.334	882.929
PDET Offshore S.A.	1.699.339	1.938.327

Total	2.642.793	3.514.907

(*) Consist of contractual commitments taken, net of amounts already assigned to the projects.

f) Special Purpose Entities

Project	Purpose	Main Guarantees	Investment Amount

Albacora	Consortium between PETROBRAS and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 170 million

Albacora	Consortium between PETROBRAS and Fundação PETROS de Seguridade Social, which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 240 million

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to PETROBRAS submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days	US$ 1,5 billion

NovaMarlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds PETROBRAS for operating costs resulting from the operation and maintenance of field assets.
		30% of the field production limited to 720 days	US$ 834 million

Malhas
Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company) supplies assets that have already been previously set up. Transpetro is the gas pipes operator.
		Prepayments based on transportation capacity to cover any consortium cash insufficiencies	US$ 1 billion

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by PETROBRAS in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is notsufficient to coverpayables to lenders	R$ 198 million

PDET
PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to PETROBRAS for 12 years.
		Assets set up inconnection with theProject of more than US$ 10 million	US$ 910 million

Project	Purpose	Main Guarantees	Investment Amount

CLEP
PETROBRAS will sell assets related to oil production located in the Campos Basin, which will be supplied by Companhia Locadora de Equipamentos Petrolíferos – CLEP through a lease agreement for the period of 10 years, and at the end of which period PETROBRAS will have the right to buy shares of the SPC or project assets.
		Leaseprepayments incase revenue is notsufficient to coverpayables to the lenders	R$ 5,1 billion

EVM
Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of certain oilvolumes	US$ 1,076 billion

Cabiúnas
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of 10,4 billion m3 of gas	US$ 850 illion consolidated in the lease agreement

Barracuda and Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project.
		Pledge of certain oilvolumes and payment by BRASOIL if BCLC does not meet its obligations towards the lenders	US$ 3,1 billion

Amazônia
Development of two projects in the Gas and Energy area: construction of a gas pipe with length of 395 km, between Coari and Manaus, under the responsibility of Transportadora Urucu - Manaus S.A. and construction of a thermoelectric plant, in Manaus, with capacity of 715 MW through Companhia de Geração Termelétrica Manauara S.A.
		Being negotiated	R$ 3 billion

9) JUDICIAL DEPOSITS

At June 30, 2005 and March 31, 2005, the judicial deposits in connection with these suits are presented in accordance with their nature, as follows:

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Labor claims	584.318	611.338	542.501	570.819
Claims	627.740	712.924	627.740	564.344
Civil claims	621.494	678.111	120.059	122.344
Others	155.996	6.182	239	239

Total	1.989.548	2.008.555	1.290.539	1.257.746

Balances at March 31, 2005 were reclassified from non-current assets for comparability purposes.

Search and apprehension of ICMS tax payments considered to be not due/taxpayer substitution

PETROBRAS was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to June 30, 2005 R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETROBRAS, with the support of state and federal authorities, succeeded in impeding other withdrawals and is endeavoring to obtain refund for the amounts that were unduly withdrawn from its accounts.

Other judicial withdrawals

Further to the withdrawals related to ICMS, the courts allowed withdrawals related to labor claims in the amount of R$ 283.563 thousand at June 30, 2005 (R$ 271.651 thousand at March 31, 2005)

10) INVESTMENT

a) Investments in shares traded in the stock market

As of June 30, 2005, PETROBRAS investments in companies whose shares are traded on the stock market are shown below:

	In lots of one thousand shares		Stock Market - R$ per lot of one thousand shares	Market value R$ Thousand

	Common	Preferred

PETROQUISA	10.098.083	9.505.390	180,00	3.528.625
PEPSA	1.249.717		2,70	3.374

The market value for these shares does not necessarily reflect the net realizable value of a representative batch of shares.

As the common shares of the subsidiary PETROQUISA traded on the stock market do not have liquidity, the price for preferred shares was used for purposes of determining market values.

b) Goodwill / Discount balance

The discount recorded by PETROBRAS on the acquisition of BR’s shares, in the amount of R$ 62.821 thousand, has been amortized as defined in the related appraisal report (10 years); the discount recorded by PETROBRAS on the acquisition of the share control of FAFEN Energia (80,20%), in the amount of R$ 15.159 thousand, will be amortized over 25 years, as defined in the related appraisal report.

50% of the shares of TERMORIO, PETROBRAS calculated a discount in the amount of R$ 38.610 thousand that will only be amortized in accordance with CVM Instruction No. 247/96 upon sale of the investment.

Upon acquisition of TERMOCEARÁ Ltda., a R$ 104.212 thousand goodwill was determined on expected future results to be repaid in a 10 years' time.

Movements of goodwill/discount:

	R$ Thousand

		Parent
	Consolidated	Company

Balance at December 31, 2004	270.696	54.337
Discount in the acquisition of TERMORIO	38.610	38.610
Discount in the acquisition of SFE	39.259	39.259
Amortization of discount	(3.410)	(3.410)

Balance of discount	345.155	128.796
Goodwill in the acquisition of Termoceará	(104.212)	(104.212)

Balance of goodwill/discount at June 30, 2005	240.943	24.584

The balance of the consolidated discount, in the amount of R$ 345.155 thousand, is presented in the balance sheet as Unearned Income. The balance of the Company’s discount, in the amount of R$ 128.796 thousand, is recorded under Investments.

c) Purchase of shareholdings in TermoRio

In February 2005, the arbitration process of TERMORIO started in December 2003 was completed in connection with payment of US$ 83 million to NRG and eventual transfer of shares held by NRG to PETROBRAS. Therefore, PETROBRAS became 100% holder of TermoRio's shares.

d) Exchange of Assets – PETROBRAS and REPSOL - YPF

On December 28, 2001, an assets exchange agreement was executed by and between PETROBRAS and REPSOL – YPF, with contractual mechanisms denominated “escalators”, which preserve the economic and financial equilibrium of this exchange, on the agreed-upon terms.

Under the assets exchange contract, the term escalators is construed to be the methodology devised to measure evolution of the economic value of the Brazilian company REFAP S.A. and of the Argentinean company EG3 S.A., of which the objective is that of eliminating any differences of up to 40% between the amounts projected at the time of assets exchange and actual amounts for each year, to allow security to both parties as to the agreed business value.

After the review of the assets reference amounts, the value computation will be made through the “escalators”, which adjust in time the value of the assets during the contractually defined period of 8 (eight) years. Only then, the defined value of assets of EG3 S.A. and of those of REFAP S.A. will be determined, with the adjustments adventitiously necessary to maintain the equilibrium of the agreement between the parties.

PETROBRAS and REPSOL have been administering the contract and monitoring the evolution of the results of the companies subject matter of the assets exchange agreement. The calculation of escalators requires adjustments and consent of the parties, being currently under negotiation.

e) Purchase of Sociedade Fluminense de Energia Ltda – SFE

On April 29, 2005, PETROBRAS acquired Sociedade Fluminense de Energia – SFE. This is a plant with net generation capacity of 388 MW/h, of the “merchant”, type, for which PETROBRAS executed between 2001 and 2002 a consortium agreement (Eletrobolt) with a clause for contingent payments related to taxes, charges and tariffs, operational costs, maintenance and investments (capacity), if the plant does not generate revenue enough to cover such costs.

PETROBRAS paid for the acquisition US$ 65,1 million for the units of interest of SFE and assumed the debt of the company of US$ 98,9 million. After conclusion of the acquisition, PETROBRAS signed a documentation to terminate the Consortium Agreement, thus extinguishing the obligation to make the monthly contingent payments provided for. As such, PETROBRAS started to be the sole beneficiary of the results of this acquisition (operation and physical structure for electric energy trading).

f) Agreement for sale and association with Teikoku Oil Co. Ltd. on operations in Ecuador

In January, 2005, Petrobras Energia S.A. signed a preliminary sale and association agreement with Teikoku whereby, once approval and prior authorization is obtained from the Ecuadorian Ministry of Energy & Mines, it will assign 40% of the rights and obligations under the participation agreements for Blocks 18 and 31.

The parties agreed that Teikoku will acquire 40% of the rights and obligations of Petrobras Energia S.A. arising from the oil transportation agreement signed with the company Oleoduto de Crudos Pesados - OCP, as from the time production from Block 31 reaches an average of 10,000 bpd in a period of 30 consecutive days.

In return, Teikoku will make a down payment of US$ 5 million and additional disbursement of US$ 10 million, conditioned to the execution of certain infrastructure projects for development of Block 31. As of June 30, 2005 such work had not been concluded yet.

Moreover, Teikoku is to make additional investments in Block 31, above and beyond its share in the joint venture, which will permit accelerated development of the block and monetization of the reserves.

To complement this, the agreement will allow release of 40% of the letters of credit that Petrobras Energia S.A. maintains on standby in relation to compliance with commercial obligations, linked to the transportation agreement with OCP.

g) Acquisition of Termoceará Ltda.

On June 24, 2005, PETROBRAS acquired Termoceará Ltda. This is a plant with net generation capacity of 220 MW/h, of the “Merchant” type, for which PETROBRAS executed between 2001 and 2002 a contract with a clause for contingent payments related to taxes, charges and tariffs, operational costs, maintenance and investments (capacity), in case the plant does not generate revenue sufficient to cover these costs.

The acquisition was for the total amount of US$ 137 million, of which US$ 81 million referred to the price of the units of interest and US$ 56 million referred to settlement of payables to the lenders of the project (BNDES and Eximbank).

As such, PETROBRAS will no longer have to make the contingent payments related to the Consortium Agreement and will be the sole beneficiary of the result from plant acquisition (operation and physical structure for electric energy trading).

OTHER INFORMATION

New Bolivian Law on Hydrocarbons

New Bolivian Law No. 3058 on hydrocarbons was enacted on May 19, 2005, revoking former Law No. 1689 on hydrocarbons dated April 30, 1996.

The new Law establishes a higher tax burden on companies in the sector through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be directly applied on 100% of the production, which are added to the taxes in force. On the other hand, the new Law requires migration from the shared risk contracts to new contracts based on the modalities established by law, and introduces changes in the distribution of oil byproducts.

On May 20, 2005 Adventitious Association Agreements were executed between the state-owned company YPFB and the oil byproducts distributors to expand the term of the operation up until YPFB obtains the funds necessary to develop this activity in Bolivia. On the other hand, on June 30, 2005, the first payment of the new tax (IDH) took place for a period of 13 days, totaling US$ 2.726 thousand.

On June 30, 2005, the Bolivian government still had not presented the new contract templates referred to in the Law (operation, shared production and association). The impact for the Company of the migration from the current shared risk contracts will be analyzed after the templates proposed by government are known together with their provisions.

Review of the operating agreements in Venezuela

In April 2005 the Ministry of Energy and Petroleum of Venezuela (MEP) appointed the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements executed by branches of PDVSA with oil companies between 1992 and 1997, including the contracts executed by Petrobras Energia Venezuela S.A., a subsidiary of PESA, which regulate the exploitation of the areas of Oritupano Leona, La Concepción, Acema and Mata. Under the MEP criterion, these operating agreements contain clauses related to service agreements in conformity with Organic Law of 1975, under which only the State has the right to produce and trade hydrocarbons.

Under the new rules, all the measures necessary to adapt the operating agreements currently in force in the modality of mixed-capital companies must be taken within 6 months, in which the State, through PDVSA, will have participation in excess of 50%. In relation to these agreements, MEP issued instructions to PDVSA that the total amount of accumulated payments made to the hired companies in the calendar year must not be in excess of 66,67% of the amount of hydrocarbons produced under the corresponding agreement. On April 15, 2005, PDVSA communicated this to Petrobras Energia Venezuela S.A. and informed that MEP will soon establish a date for the related discussions to be started.

On June 30, 2005, the Company had started some discussions with PDVSA and Corporación Venezolana de Petróleo, in order to maintain or increase the amount of business transactions of the Company in Venezuela.

Additionally, in June 2005, PDVSA communicated Petrobras Energia Venezuela S.A. that it will pay in bolivares the remuneration provided for in the operating agreements corresponding to the national component of materials and services. These provisions alter those of the operating agreements in force, under which payments by PDVSA should be made in US dollars and abroad. In this operation, and up until PDVSA carries out an audit that allows determining the portion corresponding to the national (Venezuelan) component, it was determined that PDVSA will pay 50% of the amounts previously stipulated in the contracts in US dollars and 50% in bolivares.

Reorganization of TRANSENER S.A. debts

Companhia de Transporte de Energia de Alta Tensión S.A. – TRANSENER is an indirect subsidiary of CITELEC, and jointly controlled by Petrobras Energia S.A. – PESA.

At June 30, 2005, TRANSENER S.A. concluded the reorganization of its debts, obtaining acceptance from 98,8% of creditors that participated in the debt renegotiation. The renegotiated debt amounted to approximately US$ 450 million. As a result of the creditors’ choice and according to apportionment and concession mechanisms and other conditions of the Debt Reorganization Offer, TRANSENER S.A. issued negotiable bonds and made payments as follows:

1)
Negotiable bonds issue at no discount with nominal value of approximately US$ 80 million, with final maturity in December 2016, with interest rate of 3% up to December 2007 and 4% to 7% after this date up to maturity;

2)
Negotiable bonds issue at a discount with nominal value of approximately US$ 200 million, with final maturity in December 2015 and interest rate of 9% up to December 2008 and 10% during the remaining period;

3)
Issue of 76.017.610 class B shares. After elapsing of the period to exercise preferential right to subscribe and acquire class C shares of TRANSENER S.A. by shareholders, the Company will offer to creditors 8.447.500 class B shares or will make payment through replacement of class C shares;

4)	Payment of approximately US$ 70 million.

As a result of the financial agreements executed to reorganize its debt, TRANSENER S.A. is subject to a series of restrictions, such as compliance with the limit for issue of debt securities, acquisition of investments, sale of assets and distribution of dividends.

By the time Petrobras Participaciones S.L. – PPSL acquired the control of Petrobras Energia Participações S.A. – PEPSA, Petrobras Energia S.A. – PESA unilaterally committed to sell its interest in CITELEC. Therefore, CITELEC and its parent company TRANSENER are being excluded from the consolidation process of PESA and, consequently, from PETROBRAS.

11) Property, plant and equipment

a) By operating segment

Consolidated

	R$ Thousand

	30.06.2005			31.03.2005

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	88.288.779	(36.451.335)	51.837.444	51.638.805
Supply	28.807.618	(12.447.454)	16.360.164	16.029.101
Distribution	3.710.709	(1.384.066)	2.326.643	2.253.484
Gas and energy	14.845.532	(1.838.711)	13.006.821	12.549.983
International	21.925.801	(9.526.230)	12.399.571	13.738.313
Corporate	2.719.490	(760.766)	1.958.724	1.543.778

	160.297.929	(62.408.562)	97.889.367	97.753.464

Parent Company

	R$ Thousand

	30.06.2005			31.03.2005

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	61.911.509	(31.198.784)	30.712.725	29.128.297
Supply	23.738.004	(11.472.046)	12.265.958	11.970.873
Gas and energy	1.351.983	(277.230)	1.074.753	1.093.976
International	23.928	(10.451)	13.477	13.114
Corporate	2.717.800	(760.463)	1.957.337	1.904.233

	89.743.224	(43.718.974)	46.024.250	44.110.493

b) By type of asset

Consolidated

		R$ Thousand

		30.06.2005			31.03.2005

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold improvements	25 a 40	4.022.020	(2.009.228)	2.012.792	1.704.792
Equipment and other assets	3 a 30	76.653.036	(33.964.789)	42.688.247	44.648.074
Rights and concessions		2.631.650	(459.330)	2.172.320	2.137.228
Land		657.762	-	657.762	673.740
Materials		2.176.953	(8.305)	2.168.648	1.763.560
Advances to suppliers		708.679	(27)	708.652	1.023.270
Expansion projects		16.877.726	(174.805)	16.702.921	16.139.191
Oil and gas exploration and production development costs (E&P)		56.570.103	(25.792.078)	30.778.025	29.663.609

		160.297.929	(62.408.562)	97.889.367	97.753.464

Parent Company

		R$ Thousand

		30.06.2005			31.03.2005

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold improvements	25	2.070.792	(1.286.851)	783.941	743.122
Equipment and other assets	4 a 20	32.328.276	(21.804.177)	10.524.099	10.479.059
Rights and concessions		2.435.475	(384.175)	2.051.300	2.022.149
Land		271.743		271.743	268.421
Materials		1.869.469		1.869.469	1.692.442
Advances to suppliers		410.402		410.402	381.010
Expansion projects		10.351.277		10.351.277	9.514.535
Oil and gas exploration and production development costs (E&P)		40.005.790	(20.243.771)	19.762.019	19.009.755

		89.743.224	(43.718.974)	46.024.250	44.110.493

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil and gas is based on their estimated useful lives.

c) Oil and gas exploration and development costs

	R$ Thousand

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Capitalized costs	56.570.103	55.597.637	40.005.790	38.859.519
Accumulated depreciation	(25.689.226)	(25.842.147)	(20.185.368)	(19.806.897)
Amortization of/provision for abandonment costs	(102.852)	(91.881)	(58.403)	(42.867)

Net investment	30.778.025	29.663.609	19.762.019	19.009.755

The expenditures on exploration and development of oil and gas production are recorded on the basis of the successful efforts method. Under this method the development costs for all the production wells and the successful exploration wells linked to economically viable reserves are capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to un-commercial reserves are to be recorded in results when they are identified as such.

The capitalized costs and related assets are reviewed annually, on a field-to-field basis, to identify potential losses in recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in related to proven and developed reserves. These reserves are estimated by Company geologists and petroleum engineers according to international standards and reviewed annually or when there are indications of significant alterations.

The future obligation to abandon wells and dismantle the production area, at present value less a risk-free rate is fully booked at the commencement of production, as part of the costs of the related assets (property and equipment), with a contrary entry in the form of a provision recorded under liability that will support such expenditures.

The expense on the interest incurred on the provision for the obligation, in the amount of R$ 79.403 thousand in the period January to June 2005, is classified as an operating expense – exploratory costs for the extraction of crude oil and gas (item 3.06.05.03 of the statement of income – ITR – Parent Company).

d) Depreciation

Depreciation expenses for January to June 2005 and 2004 are shown below:

	R$ Thousand

	Consolidated		Parent Company

	JAN-JUN/2005	JAN-JUN/2004	JAN-JUN/2005	JAN-JUN/2004

Portion absorbed in costing:
Of assets	1.525.974	1.781.519	720.936	800.423
Of exploration and production costs	755.484	620.794	755.484	620.794
Of capitalization of/provision for well abandonment	116.880	11.822	32.389	11.822

	2.398.338	2.414.135	1.508.809	1.433.039
Portion recorded directly
in income	435.730	294.134	272.890	170.063

	2.834.068	2.708.269	1.781.699	1.603.102

e) Leasing of platforms and ships

At June 30, 2005 and March 31, 2005,direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to PETROBRAS, and the commitment assumed by the parent company is equivalent to the amount of the contracts. As June 30, 2005 and March 31, 2005 PETROBRAS also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are shown below:

	R$ Thousand

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Property, plant and equipment, net of depreciation.	1.392.590	1.470.271	322.481	338.321

Financing
Short-term	643.945	760.505	72.798	76.966
Long-term	2.559.059	3.159.306	475.435	565.977

	3.203.004	3.919.811	548.233	642.943

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by PETROBRAS as prepaid expenses and totaled R$ 1.196.829 thousand at June 30, 2005 (R$ 1.186.227 thousand at March 31, 2005), of which R$ 1.000.297 thousand in noncurrent assets (R$ 979.642 thousand at March 31, 2005), item No. 1.02.03.04 in the Balance Sheet - ITR.

BRASOIL participates in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in 2001 accident. Under these contracts, BRASOIL has committed to depositing any insurance reimbursement, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since BRASOIL and PETROBRAS understand to be entitled to such amounts in accordance with the distribution mechanism established in the contract.

In April 2003, BRASOIL provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, BRASOIL provided the financial institution with counter-guarantees in the amount of US$ 175 million.

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither PETROBRAS nor BRASOIL have been considered to have defaulted their obligations; (b) PETROMEC and MARITIMA are subject to reimbursing BRASOIL for approximately US$ 58 million plus interest; and (c) PETROMEC and MARITIMA are not liable for delays or unfinished work.

Not only PETROMEC but also PETROBRAS and BRASOIL have been allowed to appeal against the decision at a superior court, which should be carried out in the next months. These appeals are set to be judged between May 18 and 26, 2005, although no ruling had been handed down up to present date.

Following the trial in February 2004, PETROMEC amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures, or alternatively for damages for perjury, with no claimed amount being determined. The judgment of such request will occur between January 16 and February 10, 2006. Judgment of the additional costs will likely occur either at the end of 2006 or beginning of 2007.

The final outcome is therefore uncertain.

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by June 30, 2005, BRASOIL contributed financial resources in the amount of R$ 595 million, equivalent to R$ 1.399.040 thousand (R$ 1.581.385 thousand in March 31, 2005) on behalf of the constructors directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to BRASOIL.

Based on the opinion of BRASOIL’s legal advisers, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 523 million, equivalent to R$ 1.229.713 thousand at June 30, 2005, (R$ 1.389.000 thousand in March 31, 2005).

f) Lawsuit in the United States

On July 25, 2002, BRASOIL and PETROBRAS won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify BRASOIL for the construction (“performance bond”) of platforms P-19 and P-31, and from PETROBRAS, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding. A court decision by the first level of the Federal Court of the South District of New York recognized the right of BRASOIL and PETROBRAS to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the “performance bond” in a total US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity by BRASOIL and PETROBRAS to approximately US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. The parties involved (Insurance companies and BRASOIL) have adopted procedures with a view to actually settling BRASOIL’s credit ,which are pending judgment.

12) Loans and Financings

Consolidated

	R$ Thousand

	Current		Non current

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Foreign
Financial institutions	4.643.114	6.677.855	15.342.400	17.183.424
Bearer notes - "Notes" , Global
Notes and Global step-up Notes	715.303	858.778	12.553.005	13.951.253
Suppliers	131.424	162.158	80.060	119.979
Trust certificates – Senior/Junior	1.074.753	403.893	2.074.533	3.265.015
Other	113.181	746.810	1.801.902	1.137.573

Subtotal	6.677.775	8.849.494	31.851.900	35.657.244

Local
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	439.063	179.610	1.861.223	2.500.072
Debêntures	1.738.112	1.391.208	3.498.574	3.841.081
FINAME – Financing for the construction of
Bolívia-Brasil gas pipeline	98.351	122.025	579.307	711.905
Other	47.389	114.068	450.245	222.224

Subtotal	2.322.915	1.806.911	6.389.349	7.275.282

Total	9.000.690	10.656.405	38.241.249	42.932.526

Interest on financing	(804.536)	(647.579)

Principal	8.196.154	10.008.826
Current portion of long-term debt	(3.396.639)	(5.808.769)

Total short-term debt	4.799.515	4.200.057

Parent Company

	R$ Thousand

	Current		Non current

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Foreign
Financial institutions	841.107	951.492	3.211.248	3.807.263
Bearer notes	28.777	42.978	969.744	1.131.195

Subtotal	869.884	994.470	4.180.992	4.938.458

Local
Debentures	276.418	202.140	2.778.084	2.767.313
FINAME – Financing for the construction of
Bolívia-Brasil gas pipeline	98.351	122.025	579.307	711.905
Other	3.936	2.630	120.434	121.490

Subtotal	378.705	326.795	3.477.825	3.600.708

Total	1.248.589	1.321.265	7.658.817	8.539.166

Interest on financing	(288.665)	(229.178)

Principal	959.924	1.092.087
Current portion of long-term debt	(959.924)	(1.092.087)

Total short-term debt financing

(a) Long-term debt maturity dates

	R$ Thousand

	30.06.2005

		Parent
	Consolidated	Company

2006	5.455.903	1.066.896
2007	6.565.016	1.238.535
2008	5.495.778	798.219
2009	3.527.774	583.088
2010 and thereafter	17.196.778	3.972.079

	38.241.249	7.658.817

(b) Long-term debt interest rates

	R$ Thousand

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Foreign
Up to 6%	11.386.280	13.226.508	2.550.529	3.042.293
From 6 to 8%	8.110.377	8.405.326	1.026.145	1.210.650
From 8 to 10%	11.053.096	12.363.763	604.318	685.515
From 10 to 12%	1.154.464	1.481.980
Other	147.683	171.667

	31.851.900	35.657.244	4.180.992	4.938.458

Local
Up to 6%	2.235.355	2.434.057	699.742	833.395
From 6 to 8%	144.165	833.395
From 8 to 10%	855.635	579.315	577.621	572.569
From 10 to 12%	2.992.348	3.205.102	2.200.462	2.194.744
Other	161.846	223.413

	6.389.349	7.275.282	3.477.825	3.600.708

	38.241.249	42.932.526	7.658.817	8.539.166

c) Long-term balances per currency

	R$ Thousand

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

U.S. dollar	32.144.979	37.964.917	3.455.528	4.049.714
Japanese yen	879.123	1.076.765	879.123	1.076.765
Euro	613.644	751.667	425.648	523.883
Real	3.459.029	2.963.148	2.898.518	2.888.804
Other	1.144.474	176.029

	38.241.249	42.932.526	7.658.817	8.539.166

The parent company’s long-term debt at June 30, 2005 amounting to R$ 7.889.248 thousand, has estimated fair values of approximately R$ 7.658.817 thousand, calculated based on market interest rates, considering loans and financing with same nature, mature timing, and risks.

The derivative financial instrument operations contracted in connection with Notes issued abroad in foreign currency are disclosed in Note 22.

d) Structured finance of exports

PETROBRAS and PETROBRAS FINANCE LTD. - PFL have contracts ("Master Export Contract" and "Prepayment Agreement") between themselves and a special purpose entity not related with PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PETROBRAS FINANCE LTD. by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PETROBRAS FINANCE LTD. – PFL assigned the rights to future receivables in the amount of US$ 1.800 million (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PETROBRAS FINANCE LTD. - PFL the following securities, also in the amount of US$ 1.800 million:

  US$ 1.500 million in Senior Trust Certificates, which were negotiated by PETROBRAS FINANCE LTD. – PFL on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PETROBRAS FINANCE LTD. - PFL, according to the Prepayment Agreement.

  US$ 300 million in Junior Trust Certificates, which are held in the portfolio of PETROBRAS FINANCE LTD - PFL. If PF Export incurs any losses on the receipt of the exports, transferred by PETROBRAS FINANCE LTD. - PFL, these losses will be compensated by the securities linked to export prepayments. In May 2004, a contractual amendment was made to allow the presentation of the securities linked to the export prepayment, offsetting the debt balance (Junior Trust Certificates) in the balance sheet.

At June 30, 2005, the balance of export prepayments, including amortization for the period, totaled R$ 3.149.286 thousand (R$ 3.668.908 thousand, at March 31, 2005), being the amount of R$ 2.074.533 thousand classified as long-term liabilities, and R$ 1.074.753 thousand in the current liabilities. (R$ 3.265.015 thousand and R$ 403.893 thousand, respectively, at March 31, 2005).

The assignment of rights to future export receivables represents a liability of PETROBRAS FINANCE LTD. - PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

Petrobras will settle in advance US$ 330.290 thousand related to the advance received from PETROBRAS FINANCE LTD. – PFL as export prepayment. Thus US$ 304.340 was reclassified from noncurrent liabilities to current liabilities. This advance payment will allow PETROBRAS FINANCE LTD. – PFL to pay on September 1, 2005 the securities with floating rates of series A2 and C of the Senior Trust Certificates, issued by PF Export, which would mature in 2010 and 2013, respectively.

e) Other information

The loans and financing are principally intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

The debentures issued through BNDES - National Bank for Economic and Social Development, for the pre-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 (43.000 notes with par value of R$ 10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by Transportadora Brasileira Gasoduto Bolívia – Brasil S.A - TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the liquidation of the obligations guaranteed by the Federal Government.

In the first quarter of 2005, Petrobras Energia S/A., indirect subsidiary of Petróleo Brasileiro S/A. – PETROBRAS, advanced US$ 334.681 thousand in connection with the settlement of loans obtained through the issuance, in October 2002, of class K and M negotiable obligations.

The obligations were settled with own funds and with new funds obtained at lower costs and a significant terms extension. The settlement of these loans eliminates related collateral obligations and restrictions.

PREPAYMENT OF OBLIGATIONS NEGOTIABLE WITH COMPAÑIA MEGA

At March 31, 2005, Compañía Mega partially prepaid notes of Series G, amounting to nearly US$ 110 million, plus interest and premium (“Make Whole Amount”) set forth in the loan agreement amounting to nearly US$ 30,8 million. PETROBRAS's portion on these amounts is as follows: nearly US$ 37,4 million for principal, US$ 179 thousand for interest and US$ 10,5 million for premium.

AGREEMENTS EXECUTED IN JAPAN TO FUND STRATEGIC PROJECTS

On May 27, 2005, PETROBRAS disclosed in the market the execution of four agreements in Japan with Japanese financial institutions related to partnerships to finance strategic projects of the Company till 2010 with incentive to the export of fuel alcohol.

Strategic Partnership Agreement with JBIC (Japan Bank for International Cooperation)

This agreement establishes a strategic partnership to consolidate the relationship between the two companies and to identify and establish areas of cooperation and strengthen the mechanisms to monitor the relationship between the two companies.

It formalizes the important contribution of financing from JBIC for PETROBRAS projects in the areas of drilling, production and refining of natural gas.

Agreement for REVAP Modernization.

For the Project for Modernization of refinery Henrique Lage – REVAP, establishing the terms and the conditions of the financing of up to US$ 900 million, involving construction of a Cracking Unit and another for Diesel hydro-treatment. The works will start in the third 2005 quarter, with start up of operations scheduled for the first 2008 quarter.

The parties signing this agreement were Japan Bank for International Cooperation (JBIC), Nippon Export and Investment Insurance (NEXI), Sumitomo Mitsui Banking Corporation (SMBC), Mitsui Co & Ltd., Itochu Corporation and PETROBRAS.

The terms and conditions of the financing establish that the debt is to be paid within 15 years, with grace period of three years and a half. The US$ 900 million will arise from the following sources: JBIC (US$ 486 million); a pool of banks led by SMBC and with insurance from NEXI (US$ 324 million) and Mitsui and Itochu (US$ 90 million).

Agreement to Finance the Investment Program of the Strategic Plan.

Executed with Nippon Export and Investment Insurance (NEXI) and Sumitomo Mitsui Banking Corporation (SMBC), defining the terms and conditions for a loan of up to US$ 300 million destined to fund part of PETROBRAS investment program of the Strategic Plan for the period 2004-2010.

The terms and conditions of said loan stipulate repayment within up to 12 years, with a grace period of 4 years. They also establish that the US$ 300 million will arise from a pool of banks led by SMBC and with insurance from NEXI.

Agreement for Fuel Alcohol Export

This was executed with Companhia Vale do Rio Doce (CVRD) and Mitsui in order to study the possibility of reducing in Brazil logistic costs in the export of fuel alcohol to Japan, to make of it an alternative fuel to reduce Japan’s dependence on oil on an economical and sustained basis.

13) FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to income in the period from January to June of 2005 and 2004, are as follows:

	R$ Thousand

	Consolidated		Parente Company

	JAN-JUN/2005	JAN-JUN/2004	JAN-JUN/2005	JAN-JUN/2004

Financial expenses
Loans and financing	(1.847.617)	(2.005.768)	(337.106)	(362.105)
Suppliers	(69.811)	(32.173)	(811.117)	(644.270)
Capitalized interest	8.826	6.595	8.826	6.595
Other	(506.447)	(926.856)	(26.876)	(59.358)

	(2.415.049)	(2.958.202)	(1.166.273)	(1.059.138)

Financial income
Short-term investments	(250.076)	1.074.970	(528.498)	792.764
Subsidiaries, affiliates, jointly-
owned and associated companies			1.042.678	631.368
Advances to suppliers	47.699	47.576	45.166	47.576
Advances for migration costs –
Pension Plan	26.755	35.802	26.755	35.802
Other	370.016	302.040	46.104	30.767

	194.394	1.460.388	632.205	1.538.277

Net monetary and exchange
variation	518.041	(1.141.857)	(1.039.447)	(504.209)

	(1.702.614)	(2.639.671)	(1.573.515)	(25.070)

14) OTHER OPERATING INCOME (EXPENSES)

	R$ Thousand

	Consolidated		Parent Company

	Jan-Jun/2005	Jan-Jun/2004	Jan-Jun/2005	Jan-Jun/2004

Pension and health care benefit costs pensioners and retirees	(971.251)	(640.642)	(912.968)	(612.460)
Proceeds from the lease of assets and facilities	(226.941)	(243.255)	(250.676)	(258.861)
Institutional relations and cultural projects	(312.612)	(236.105)	(312.612)	(236.105)

Gains (losses) on thermoelectric business	(632.561)	(160.141)	(632.561)	(114.463)

Contractual losses on transportation services (Ship or Pay)	(100.766)	(248.368)	(102.291)	(143.502)
Unscheduled stoppages - plant and equipment	(139.912)	(135.463)	(136.169)	(133.226)
Losses and contingencies - legal cases	(348.659)	(24.525)	(327.795)	(32.299)

Others	(246.547)	(124.747)	(447.339)	(575.991)

	(2.979.249)	(1.813.246)	(3.122.411)	(2.106.907)

15) TAXES, CONTRIBUTIONS AND PARTICIPATIONS

a) Recoverable Taxes

	R$ Thousand

	Consolidated		Parent Company

Current assets	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Local:
ICMS recoverable	1.581.620	2.038.803	1.373.197	1.724.284
PASEP/COFINS recoverable	431.741	355.572	280.746	281.506
Income tax recoverable	534.941	584.513	102.855	287.171
Social contribution recoverable	150.921	100.052	11.244	11.244
Other recoverable taxes	697.948	812.746	334.785	333.425

	3.397.171	3.891.686	2.102.827	2.637.630

Foreign:
Tax on value added – IVA	7.501	6.501
Other recoverable taxes	413.315	453.818

	420.816	460.319

	3.817.987	4.352.005	2.102.827	2.637.630

b) Other payable taxes and contributions

	R$ Thousand

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Current liabilities
ICMS - Value Added Tax on Sales
and Services	1.694.675	2.059.600	1.519.067	1.963.334
COFINS - Tax for Social Security
Financing	470.107	486.175	317.255	356.663
CIDE- Contribution on Intervention in
Economic Domains	621.280	598.323	578.188	598.133
PASEP- Public Service Employee
Savings	90.267	97.543	55.861	69.052
Special participation
program/royalties	2.267.148	1.993.441	2.059.447	1.955.791

Withholding income tax	272.317	212.084	250.393	67.865
Withholding Social Contribution	137.848	128.305	137.848	128.305
Other taxes	177.676	528.439	127.316	180.534

	5.731.318	6.103.910	5.045.375	5.319.677

Petrochemical Naphta

The São Paulo State Finance Authorities filed a tax collection proceeding to collect ICMS on operations with petrochemical naphta in that state, related to the period from September 1984 to February 1989.

The proceeding went through all court levels to result in a ruling against the theory supported by the Company, in the sense that in this specific case ICMS would be levied on such operations.

The Company executed an agreement to pay R$ 286.256 thousand, which together with applicable legal increases, totaled R$ 353.256 thousand, for payment in 60 equal monthly and consecutive installments as from April 2005.

c) Deferred income tax and social contribution

The grounds and expectations for realization of the deferred tax assets and liabilities are presented as follows:

Deferred income tax and social contribution assets

	R$ Thousand

	30.06.2005

Nature	Consolidated	Parent Company	Basis for realization

Provisions for contingencies and			Due to recognition of loss,
uncollectible accounts	514.592	214.767	filing of the proceedings and overdue
			credits.

Provision for profit sharing	158.899	122.181	By payment.

Programmed maintenance	83.846	65.272	Through the effective maintenance.

PETROS-Pension plan (Sponsor’s stallment)	680.429	673.614	By payment of the contributions.

Tax losses	226.425		Future taxable income.

Unrealized profit	790.398		Due to assets depreciation/realization
			Profits

Others	567.268	255.656

Total	3.021.857	1.331.490

Long-term	2.418.022	941.160

Current	603.835	390.330

Deferred income tax and social contribution liabilities

	R$ thousand

	30.06.2005

Nature	Consolidated	Parent Company	Basis for realization

Cost of prospecting and drilling			Depreciation based on the unit-of
activities for oil extraction			production method in relation to the proven
(net of depreciation)	6.530.879	6.530.879	developed reserves on the oil fields.

Difference between tax and			Depreciation/amortization differences used for
accounting depreciation criterion	890.069		tax and accounting purposes

Income tax and social contribution -			Through occurrence of triggering events that
foreign operations	296.820	219.483	generate income.

Special accelerated depreciation	37.182	37.182	By means of depreciation according to the
			asset’s useful life or disposal.

Investments in subsidiary and			Through occurrence of triggering
affiliated companies	218.253		events that generate income.

Other	335.262	3.256

Total	8.308.465	6.790.800

Long-term	7.193.908	5.838.854

Current	1.114.557	951.946

Realization of deferred income tax and CSLL

At the parent company, realization of deferred tax credits amounting of R$ 1.331.490 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.

Based on forecasts, the management of subsidiaries expect to offset the consolidated credit amounts in excess of the balance recorded by the parent company where applicable within a 10-year period.

		R$ Thousand

			Realization expectation

	Consolidated		Parent Company

	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities

2005	626.586	1.098.195	390.331	951.946
2006	402.815	996.849	126.623	853.637
2007	278.136	986.115	126.623	853.637
2008	177.859	961.449	77.725	853.637
2009	206.011	942.141	77.725	853.637
2010	397.930	955.554	298.993	853.450
2011	114.039	968.682	77.725	853.063
2012 and thereafter	818.481	1.399.480	155.745	717.793

Amount accounted for	3.021.857	8.308.465	1.331.490	6.790.800

Amount not accounted for	1.303.743		107.110

Total	4.325.600	8.308.465	1.438.600	6.790.800

At June 30, 2005, TBG, a subsidiary of GASPETRO, had accumulated income tax losses carryforwards amounting to R$ 337.521 thousand, which may be offset against taxes up to a limit of 30% of annual taxable income, based on Law No. 9.249/95, which, in the opinion of TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project. However, considering the accounting for deferred tax assets in accordance with CVM Instruction No. 371 insofar as it relates to the determination of taxable income in three of the past five financial years and the long term estimate for utilization, these credits are not recorded in the consolidated financial statements for June 30, 2005. The accounting recognition of these credits will be reviewed annually.

Subsidiary Petrobras Energía S.A. - PESA has tax credits from tax loss carryforward amounting to nearly R$ 859.112 thousand not recorded in assets. Due to specific tax legislation in force in Argentina and in other countries where PESA holds investments, which subject such credits to running of statute of limitations, only the following amounts can be used to offset taxes payable in the future: R$ 755.370 thousand by no later than 2007; R$ 45.387 thousand by no later than 2010; R$ 58.355 thousand from 2011 onwards.

d) The reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with statutory rates and the related amounts recorded in January to june 2005 and 2004 is summarized below:

Consolidated

	R$ Thousand

	JAN-JUN/2005	JAN-JUN/2004

Income before taxes
Employee’s participation	16.195.631	11.725.053

Income tax and social contribution at
nominal rates (34%)	(5.506.515)	(3.986.517)

Adjustments to determine effective rate:

• Permanent additions, net	(305.645)	(383.061)
• Equity pickup	(74.359)	159.906
• Credit due to inclusion of JSCP as operating
expense	745.655
• Amortization of goodwill/discount	(22.019)	(4.405)
• Reversal of credits above ten years	(31.654)	(161.147)
• Tax incentives	20.060	11.393
• Adjustment of prior years income and social
contribution taxes	1.312	43.210
• Tax losses not recorded in the year		4.420
• Reversal of income from foreign operations, net	12.949	(43.569)
• Other items	249.149	(5.178)

Provision for income tax and social
Contribution	(4.911.067)	(4.364.948)

Deferred income tax and social contribution	(1.002.861)	(1.078.384)
Current income tax and social contribution	(3.908.206)	(3.286.564)

	(4.911.067)	(4.364.948)

Parent Company

	R$ Thousand

	JAN-JUN/2005	JAN-JUN/2004

Income before social contributions and
income tax	13.752.415	12.724.012

Income tax and social contribution at
nominal rates (34%)	(4.675.821)	(4.326.164)

Adjustments to determine effective rate:

• Permanent additions, net	(330.485)	(247.534)
• Equity pickup	353.956	391.126
• Credits for inclusion of interest on equity	745.655
• Discount amortization	(12.846)	(952)
• Reversal of credits above ten years	(31.654)	(161.147)
• Tax incentives	19.790	11.393
• IRPJ and CSLL prior year adjustments	1.312	43.210
• Foreign gains	(15.880)	(5.028)
• Other items	12	12

Provision for income tax and social
Contribution	(3.945.961)	(4.295.084)

Deferred income tax and social contribution	(946.858)	(1.241.391)
Current income tax and social contribution	(2.999.103)	(3.053.693)

	(3.945.961)	(4.295.084)

16) EMPLOYEE BENEFITS

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

Fundação Petrobras de Seguridade Social - PETROS and the current benefits plan (PETROS Plan)

The PETROS plan is a defined-benefit pension plan and was introduced by PETROBRAS in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the PETROS Plan was transformed into several distinct defined benefit plans.

At June 30, 2005, PETROS Plan of Petrobras System comprised the following sponsoring companies: Petróleo Brasileiro S.A. - PETROBRAS, subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - PETROQUISA, and Alberto Pasqualini - REFAP S.A., a subsidiary of Downstream Participações S.A.

The sponsoring companies that comprise the PETROS Plan make monthly contributions to PETROS equivalent to 12.93% on payroll of members of the plan and contributions to employees and retired employees, and accrue interest on contributions invested. The ratio between contributions from sponsors and participants in the PETROS Plan, only considering those attributable to PETROBRAS and its subsidiaries, at June 30, 2005 was 1,03 (1,08 in June 2004).

The PETROS plan funding is valued by independent actuaries on a capitalization basis, which is adopted in general.

The actuarial commitments to private pension plans and those related to post-employment medical assistance for life are accrued in the Company's balance sheet based on the calculation made by an independent actuary. Pursuant to CVM Regulation No. 371, the projected unit method is the actuarial method for calculation of liabilities. The amount of liabilities is stated net of assets pledged for the plan, which therefore increases liabilities from a year to another proportionally to the employees' length of services during their labor period. Assets pledged for the pension plan are stated as a reducing item of the net actuarial liabilities. Therefore, net liabilities at June 30, 2005, pursuant to the projected credit unit method, amounted to R$ 1.775.105 thousand - Consolidated and R$ 1.619.311 thousand - Parent Company.

In the verification of eventual deficit in the defined benefit pension plan, in accordance to the actuarial cost method adopted by Petros, brazilian law for pension plan of mixed capital establishes that deficit funding, though normal contributions, will be shared equally between participants and sponsors

New plan of benefits

In 2001, a mixed private pension plan was created - PETROBRAS VIDA, intended for the current and new employees, which has been on hold since that year though, as a result of preliminary injunctions on petition filed for writ of mandamus by unions. A sentence was handed down in 2004 on the merits of the legal action, declaring null the act of the MPAS Private Pension Plan Secretary that had approved the new plan and declaring invalid any changes to the Petros Plan on the grounds of that approval. The action is underway at the lower courts.

In June 2005, the Judge of the 7th Federal Court of Rio de Janeiro determined that PETROBRAS and PETROS should be summoned to "provide proof of their employer contributions to PETROS PLAN for all employees hired after August 2002, or alternatively to offset the actuarial deficit presented in the balance sheets under penalty for pecuniary liability, calculated on a daily basis, to be arbitrated”.

In view of this ruling, PETROS filed a petition informing the Court that PETROBRAS had made a contribution to “offset the actuarial deficit arrived at upon closing of the Plan”. On the same date, PETROS filed an appeal of decision requesting apology and full retraction of the allegations made by the Judge due to the information that was furnished.

PETROBRAS, in relation to the performance of the contribution, based itself on the information furnished by PETROS, and also filed an appeal of decision for it to be reviewed. The Union, by which the proceeding had been started, filed its contestation to said appeal of decision, and the court records are currently with the reporting judge for a decision to be handed down.

At June 30, 2005, the balance of advances for the pension plan recorded by PETROBRAS amounted to R$ 1.178.435 thousand (R$ 1.258.435 thousand in March 31, 2005). The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in CVM Resolution No. 371/00 and will only be computed and recognized in the accounts when the litigation has been resolved.

The PETROS Plan is closed to new employees of the PETROBRAS System, and the Company took out a group life insurance to cover all employees hired subsequently. This insurance will be in force until a new private pension plan is not implemented.

In 2003, PETROBRAS set up a work group composed of representatives from the General Union of Oil Workers – FUP in order to perform technical evaluations of alternative private pension plan for the Company, including the analysis of agreed upon ways to settle the actuarial deficit proposals negotiated for strengthen of economics finance sustainability, viability analysis of attending the specific requests of such representative entities and to definitely equate the actuarial balance of the actual Petros Plan.

TRANSPETRO

TRANSPETRO sponsors through PETROS a defined contribution private pension plan named TRANSPETRO Plan, which pools monthly contributions equivalent to 5,32% of payroll of the members still active and is equal to the amount of members' contributions.

PETROBRAS ENERGIA S.A.

Defined Contribution Private Pension Plan

PESA, a PETROBRAS indirect subsidiary in Argentina, contributes to a defined contribution private pension plan applicable to all company employees whose salaries do not exceed a certain level. Based on this plan, PESA made additional contributions for amounts equivalent to those made by employees who exceeded the amounts required by law, which were inputted to results for the periods in which such contributions were made. Due to important changes in the macroeconomic scenario as from the end of 2001 and to the uncertainties on the economic unfolding in Argentina, PESA temporarily suspended this benefit as from January 2002. The benefit will be resumed as a provisional savings method is found for such purpose.

Defined Benefit Pension Plan

This benefit can be granted to all those employees of PESA who have participated in the contribution plan on a continuous basis and that have joined the Company before May 31, 1995, and have the length of service required. The benefit is calculated on the basis of the latest salary of workers participating in the plan and on the number of years of service. The plan is of a supplementary nature. This means that the benefit received by the employee consists of the amount determined in accordance with the provisions of plans, after deducting the benefits granted in connection with the contribution plan and with the public system of retirement, so that the addition of total benefits received by each employee is equivalent to that set forth in the plan. Upon retirement, the employees are entitled to receive a fixed monthly amount.

The plan requires Company to make contributions to a fund, but no contributions are required from employees, since these are required to contribute to the official retirement system, whether public or private, based on their total salaries. The assets of the fund have been contributed to a trustee, whose assumptions of investments obligatorily address preservation of capital in U.S. dollars, maintenance of liquidity and obtainment of maximum market profitability for 30-day investments. Bank of New York is the fiduciary agent, and Watson Wyatt is the administrator. The Company determines the liabilities corresponding to this plan by using actuarial calculation methods. The assumptions used in the actuarial calculation are the same as those adopted for the other PETROBRAS System companies.

b) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The health care plan is not funded by collateral assets. Payment of benefits is made by the Company based on costs incurred by the plan participants.

LIQUIGÁS DISTRIBUIDORA S.A.

Liquigás grants its employees a health care plan committed to future expenses on post-employment medical assistance for life. In the first half of 2005, R$ 2.214 thousand was recorded directly in the Company's P&L.

c) Movement of provisioned amounts

	R$ thousand

	Consolidated		Parent Company

	Pensions	Supplementary Medical Assistance	Pensions	Supplementary Medical Assistance

Balance at December 31, 2004
	1.137.647	5.673.650	1.016.212	5.214.410
(+) Costs for the period
	829.016	847.887	771.504	792.000
(-) Contributions made	(189.084)	(124.837)	(168.405)	(115.718)
(-) Others	(2.474)

Balance at June 30, 2005	1.775.105	6.396.700	1.619.311	5.890.692

Current liabilities	385.474		353.718
Noncurrent liabilities	1.389.631	6.396.700	1.265.593	5.890.692

The net expense associated with the pension and retirement benefits granted and to be granted to employees, retirees and pensioners for the period January to June of 2005, according to the actuarial calculation made by an independent actuary, includes the following components:

	R$ thousand

	Consolidated		Parent Company

	Pensions	Health care benefits	Pensions	Health care benefits

Current service cost	179.531	89.956	162.462	80.201
Interest cost	1.679.086	594.794	1.584.308	555.544
Estimated return on plan assets	(1.126.720)		(1.065.090)
Amortization of unrecognized losses	273.983	163.137	258.229	156.255
Contributions from participants	(177.047)		(168.405)
Other	183

Net cost for the 1st 2005 half	829.016	847.887	771.504	792.000

The restatement of the provisions was recorded under income for the quarter, as described below:

	R$ thousand

	Consolidated		Parent Company

	Pensions	Health care benefits	Pensions	Health care benefits

Related with active employees:
Absorbed in the cost of operating activities
	366.382	208.475	332.915	185.905
Directly to income	61.490	127.588	37.445	94.271

Related with inactive members (recorded
under other
operating income and expenses)	401.144	511.824	401.144	511.824

	829.016	847.887	771.504	792.000

d) Assumptions

On February 4, 2005, the Executive Board of PETROBRAS approved a review of the actuarial assumptions of the pension and healthcare plans in Brazil with a view to monitoring the changes in the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables. The purpose of this review is principally to strengthen benefit plans in order to align them to a greater beneficiary life expectancy.

The main assumptions adopted by the Brazilian companies in the actuarial calculation were the following:

Type	Current assumption

Benefit plan	Defined benefit
Actuarial valuation method	Projected credit unit
Mortality table	AT 2000 *
Disability	ZIMMERMANN adjusted by GLOBALPREV
Disabled pensioners table	AT 49 *
Average turnover up to age 47	0% p.a.
Average turnover after age 47	0% p.a.
Discount rate for actuarial liability	Interest: 6% p.a. + inflation: 5% p.a.
Expected return on plan assets	Interest: 6% p.a. + inflation: 5% p.a.
Salary growth	2,01% p.a. + inflation: 5% p.a.

* Unisex mortality assumptions: 85% male; 15% female.

17) Shareholders’ equity

a) Capital

At June 30, 2005 the Company’s subscribed and paid in capital, in the amount of R$ 32.896.138 thousand is comprised of 634.168.418 common shares and 462.369.507 preferred shares, all book entry shares without par value.

b) Dividends

The dividends for the year 2004, approved by the Annual Shareholders Meeting held on March 31, 2005, amounting to R$ 1.754.460 thousand (net of remuneration to shareholders prepaid on February 15, 2005, amounting to R$ 3.289.614 thousand), were released to shareholders on May 17, 2005.

On June 17, 2005, the Company's Board of Directors approved the distribution of remuneration to shareholders as interest on shareholders' equity, amounting to R$ 2.193.076 thousand, pursuant to article 9 of Law No. 9.249/95 and Decrees Nº. 2.673/98 and 3.381/00.

Such remuneration will be released to shareholders by January 31, 2006, based on their shareholding status at June 30, 2005, equivalent to R$ 2,00 per common and preferred share, and will be discounted from the dividends to be determined on adjusted net income for the year 2005, indexed by the change in Selic rate, if paid before December 31, 2006, provided that actual payment is made no later than year-end. If paid in 2005, the amount to be distributed will be indexed by the change in Selic rate from December 31, 2005 to the date of beginning of payment.

18) Judicial actions and contingencies

a) Provisions for lawsuits

In the normal course of their operations, PETROBRAS and its subsidiaries are involved in lawsuits of a civil, tax, labor and environmental nature which, when applicable, are covered by deposits in court. The Company has set up provisions for possible losses on these suits, estimated and updated by management based on the opinion of its legal counsel. As of June 30, 2005, such provisions are broken down as follows, according to the nature of the corresponding cases:

	Consolidated		Parent Company

	30.06.2005	31.03.2005	30.06.2005	31.03.2005

Contingencies for joint liability -
INSS	154.173	252.846	154.173	252.846
Other social security contingencies	54.000	54.000	54.000	54.000
Civil claims

Contingencies in current liabilities	208.173	306.846	208.173	306.846

Labor claims	77.005	69.474	1.543	1.543
Tax claims	195.296	228.989	16.169	16.169
Civil claims	295.030	346.858	184.300	202.757
Other	97.740	106.110	31.301	31.301

Long-term litigation	665.071	751.431	233.313	251.770

Total	873.244	1.058.277	441.486	558.616

Notifications from the INSS - joint liability

PETROBRAS received various tax assessments related with social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3.048/99.

Since 2002, the Company has been conservatively accruing a provision for this contingency which at June 30, 2005 totals R$ 643.258 thousand (R$ 612.779 thousands at March 31, 2005), because it considers as remote the chances of a favorable outcome on the defense filed in the administrative proceeding with said authorities.

Out of the total provisioned, PETROBRAS spent up to June 30, 2005, the amount of R$ 489.085 thousand (R$ 359.933 thousand up to March 31, 2005), in connection with the administrative proceedings filed by INSS which attributed joint liability to the Company.

Internal procedures adopted were reviewed to improve monitoring of contracts and request proper presentation of documents required in legislation to prove payment of INSS due by contractors.

In relation to the internal procedure adopted, PETROBRAS is analyzing each of the assessment notices received to try to recover the amounts from the service providers.

b) Lawsuits not provided for

The chart shows the situation of the main lawsuits not considered as probable losses and already disclosed to the market in the annual report for the year 2004:

Description	Nature	Probability of Loss	Current Situation
Plaintiff : Kallium Mineração S.A Suit for indemnities before the Courts of the State of Rio de Janeiro, for alleged losses and damages and business interruption, due to termination of agreement.	Civil	Remote	After the case was considered groundful by lower court, both parties lodged appeals which were dismissed. PETROBRAS is awaiting judgment of the appeal to the Supreme Court.
Plaintiff : Porto Seguro Imóveis Ltda Suit for damages resulting from the privatization of PETROQUISA subsidiaries	Civil	Possible	Porto Seguro filed motions for reconsideration which were judged by the 4th Civil Court of Rio de Janeiro, which handed down a ruling against PETROBRAS.

In case the Company does not prevail, the estimated loss amounts to R$ 1.723.345 thousand. PETROBRAS is awaiting judgment of the Interlocutory Appeal converted into Special Appeal by the High and Supreme Courts.
Plaintiff : Rio de Janeiro State Federation of Fishermen

Ordinary lawsuit before the courts of the State of Rio de Janeiro, for recovery of various damages due to the oil spillage which occurred in Guanabara Bay on January 18, 2000.	Civil	Possible	After the appeal to high and supreme court were dismissed PETROBRAS filed an interlocutory appeal, which was dismissed.

An expert was appointed for purposes of settlement of the case by arbitration, which is in progress.
Plaintiff : Oil Workers Union (Rio de Janeiro, São Paulo and Sergipe)

Labor suits claiming full incorporation into employee salaries of the official inflation indices in the years 1987, 1989 and 1990 (Bresser, Verão and Collor economic stabilization plans).	Labor	Remote	The proceedings filed by the Unions of Rio de Janeiro and Sergipe are in the phase of expert inspection for confirmation of the calculations for a ruling to settle the case to be handed down. In relation to the proceeding in São Paulo, the interlocutory appeal filed by the Union is pending judgment.
Plaintiff : Federal Revenue Service (SRF) Agency in Rio de Janeiro Assessment notice relating to Withholding Income Tax (IRRF)on remittances of payment for chartering of vessels.	Assessment Notice	Possible	Assessment of R$ 3.156.861 thousand confirmed by the lower administrative court. The appeal filed by PETROBRAS was dismissed by the high administrative court. PETROBRAS will file an appeal to the High Board of Tax Appeals.
Plaintiff : Rio de Janeiro State Treasury Secretary VAT (ICMS) - Sinking of P-36 Oilrig	Tax	Possible	At the lower court level (1st instance), the assessment was upheld. PETROBRAS filed a Voluntary Appeal, which is pending examination by the next court level. In order to make the appeal viable, a deposit was made in court, in the amount of R$43.661 thousand and bank guarantee in the amount of R$65.491 thousand.
Plaintiff : Macaé State Treasury Secretary Import Duties (II) and Excise Tax (IPI) - Sinking of P-36 Oilrig	Tax	Possible	Assessment considered groundful. PETROBRAS filed an appeal at the administrative level which is pending judgment. Through a writ of mandamus PETROBRAS obtained a ruling suspending the collection.

b.1) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Fancisco do Sul Terminal of Presidente Vargas refinery - REPAR, located about 24 kilometers from Curitiba, capital of Paraná state, approximately 1,06 million liters of crude oil were spilled in the neighborhood. Approximately R$ 74.000 thousand were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suits and proceedings refer to this spill:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: AMAR – Association for Environmental Defense of Araucária Indemnification for pain and suffering and damages to environment.	Civil	Possible	Pending a lower court ruling.
Plaintiff : Federal and State Prosecutors (State of Paraná) Various public civil suits filed against the Company, claiming indemnity for alleged damages caused to the environment.	Civil	Remote	Pending a lower court ruling.
Plaintiff: Federal Public Prosecutor Criminal charges filed against former Company President and former Superintendent of ParanáRefinery (REPAR).	Criminal	Not applicable	Case suspended until such time as Hábeas Corpus request is decided by Federal Supreme Court.

On February 16, 2001, the Company’s pipeline Araucária – Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Paraná Environmental Institute - IAP Fine levied on alleged environmental damages.	Civil	Remote	Pending a lower court ruling.
Plaintiff: Federal and State Prosecutors Public civil suit claiming indemnities for alleged environmental damages.	Civil	Remote	Pending a lower court ruling.
Plaintiff: District Civil Police Station, City of Paranaguá - Paraná Police investigation to determine existence of any illegal acts that may have been perpetrated by PETROBRAS.	Investigation	Not applicable	In phase of determining responsibilities.

b.2) Asset Contingency – Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal Government / National Treasury before the Federal Judicial Section of Rio de Janeiro seeking to recover, through offset, the PIS and COFINS amounts paid on financial income and foreign exchange variation recoverable during the period between February 1999 and December 2002, claiming unconstitutionality of paragraph 1 of article 3 of Law Nº 9.718/98 for having expanded the concept of gross revenue to cover any and all revenue.

This asset contingency of nearly R$ 1.404 million, although a potential right to recover a tax paid, it is not reflected in the Financial Statements, in compliance with Conservatism (Prudence) Convention and with CVM Opinion Nº 15/87.

19) Commitments undertaken by the energy segment and by SPC’s

a) Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants included in the Priority Thermoelectric Energy Program, summarized as follows:

(i) Merchant Thermoelectric Plants

PETROBRAS understands that the economic and financial equitability of the agreements involving Macaé Merchant power plants has been seriously impacted, considering that, under the related contractual conditions, these contributions should be made occasionally rather than permanently and regularly, which has been the case as a result of a structural change in the market, thereby being excessively costly to the Company.

Negotiations are being conducted with El Paso, owner of the Macaé Merchant thermoelectric, although it was not possible to reach an agreement for reduction of the contingency amounts, culminating in the commencement of arbitration proceedings in March, 2005.

On July 5, 2005, the arbitration court handed down an interlocutory order for PETROBRAS to make the payments to El Paso, which should be conditional upon furnishing of prior bank guarantee issued by a first rate bank, and the acceptance of the guarantee by PETROBRAS. Said guarantee must allow its immediate enforcement, with applicable financial charges, if the decision on the merit of the case comes to be in favor of PETROBRAS.

The amount of payments and the corresponding guarantee totaled R$ 227.337 thousand, amount which shall further include, every month, the contingent contributions referring to future maturities, up until a ruling on the merit of the case is handed down, which is forecast for November 2005.

PETROBRAS is awaiting the guarantee to be provided by El Paso for it to be analyzed and for applicable measures to be taken.

In relation to Termoceará, an agreement (term sheet) was executed on March 24, 2005 with MPX, containing the conditions for the suspension of arbitration and the judicial proceedings pending judgment. After a due diligence process and detailing of the purchase operation, a Participation Agreement was executed, which was converted into a purchase and sale agreement. The total price of the company agreed by the parties was of US$ 137 million, including settlement of debts.

On June 24, 2005, the operation was completed, and title to Termoceará was transferred to PETROBRAS. With this purchase, the contingent payments resulting from the Consortium Agreement were extinguished together with all other liabilities arising therefrom.

In relation to the Eletrobolt Consortium, all the documentation for the purchase of Sociedade Fluminense de Energia (SFE), owner of the plant, was executed on April 29, 2005, thus concluding the acquisition process of that company. The agreed price for its units of interest was US$ 65 million. With this purchase the Consortium Agreement was terminated together with all the liabilities arising therefrom.

ii) Thermoelectric Power Plants in which the energy produced belongs to PETROBRAS (market risk)

PETROBRAS leased the IBIRITERMO and TERMOBAHIA plants and took over their operations and maintenance (under O&M Agreements). At the end of the 20-year periods of the two agreements, the thermoelectric power plants will be transferred to PETROBRAS ownership. The price disbursed each month takes into account the remuneration of the capital invested by the shareholders.

In February 2005, the arbitral proceeding related to TERMORIO was concluded with payment of US$ 83 million to NRG and the consequent transfer of its shares to PETROBRAS. When holding all shares of TERMORIO, PETROBRAS will be exempt from paying for the provided capacity, irrespective of the electric power that may be generated by the plant.

The commitments assumed with third parties regarding the Três Lagoas, Canoas and Nova Piratininga power plants, basically O&M Agreements, have been substantially reduced and are being settled and recorded on the appropriate accrual basis.

(iii) Contingent financial exposure

Based on the above, the expectation of future losses on the energy business recorded by the Company for 2005 and thereafter was reversed, with no provisions for future losses having been stablished.

b) Commitments assumed by the Special Purpose Entities - SPE’s

	R$ Thousands
	Amounts committed for Assets constitution (*)

Project	30.06.2005	31.03.2005

Nova Transportadora SE	415.120	693.651
Nova Transportadora NE	528.334	882.929
PDET Offshore S.A.	1.699.339	1.938.327

Total	2.642.793	3.514.907

(*) Refers to commitments assumed in the agreements, net of the amounts already allocated to the projects.

20) Guarantees on concession contracts for oil exploration

PETROBRAS granted, up to June 30, 2005, R$ 4.236.115 thousand to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas. Of this total, R$ 3.478.664 thousand represent a pledge on the oil to be extracted from previously identified fields already in production, and PETROBRAS has given guarantees to a total of R$ 757.451 thousand.

21) Segment information

PETROBRAS is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the statement of segmentation, the Company’s operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: covers, by means of PETROBRAS, BRASOIL, PNBV, PIFCo, PIB BV and SPC’s, exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus oil as well as byproducts produced at their natural gas processing plants.

(b) Supply: contemplates, by means of PETROBRAS, DOWNSTREAM (REFAP S.A), TRANSPETRO, PETROQUISA, BRASOIL, PIFCo, PIB BV and PNBV, refining, logistics, transport and sale activities of oil products and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of PETROBRAS, GASPETRO, PETROBRAS COMERCIALIZADORA DE ENERGIA, BR DISTRIBUIDORA, SPC’s and thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products and alcohol in Brazil, basically represented by the operations of BR DISTRIBUIDORA and LIQUIGAS;

(e) International: covers, by means of PIB Netherlands BV, BRASOIL, PIFCo, BOC and PETROBRAS, the exploration and production of oil and gas, the supply of gas and energy and distribution in 13 countries around the world.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for employees, retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas, the calculation methods for which are focused on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) Assets: covers the assets referring to each segment.

22) Derivative instruments, hedging and risk management activities

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Since the beginning of the year, several commissions created by the Risk Management Committee have been developing specific policies for management of risks related to credit, assets and liabilities, commodities price, foreign exchange and interest rates in order to make the Company’s operating and commercial activities comply with its corporate risk management policy.

Characteristics of the markets where PETROBRAS operates

The Company is exposed to a number of market risks arising from the normal course of business. Such risks principally involve the possibility that changes in commodity prices, currency exchange or interest rates will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. PETROBRAS maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of PETROBRAS’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

In Brazil, with the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where PETROBRAS operates, the following aspects apply:

  A considerable amount of PETROBRAS’ total debt and future operating cash flow is expressed in dollars, or else also in currencies closely tied to it;

  A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US dollars are significantly higher than costs and expenses denominated in that currency.

Financial Risk Management Policy

The risk management policy adopted by PETROBRAS aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by PETROBRAS is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structures that are grounded on capital discipline processes and on debt management, including:

  Low cost production – capital discipline guarantees competitive costs to all products traded;

  Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

  Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of PETROBRAS:

  Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

  Respecting the concepts of efficient market and diversification. PETROBRAS believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, PETROBRAS’ risk management policy focuses on eliminating undesirable extreme events instead of minimizing the variance of results, cash flows, etc.;

  High transparency standards in disclosing the Company’s potential exposures.

Risk Assessment

The risk assessment regarding the Company’s strategic plan financing is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), currency exchange and interest.

Basically, cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

(a) Commodity price risk management

Like all of its peers, PETROBRAS is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

Following the criterion of not considering only the consolidated net exposure related to oil and oil byproducts price risk, the operations with derivatives in general aim at hedging the result of specific short-term transactions (up to six months). These hedge operations involve futures contracts, swaps and options. These operations are always linked to those carried out in the physical market, i.e. they are non-speculative hedge operations in which positive or negative variations are fully or partially offset by an opposite result in the physical position.

From January to March 2005, economic hedge transactions were carried out for 13,82% of the total volume traded (imports and exports). At June 30, 2005, the open positions on the futures market, when compared to their market value, would represent a negative result of approximately R$ 2.800 thousand, if liquidated on that date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. At June 30, 2005 this transaction, if settled at market values, would represent a cost of approximately R$ 68.400 thousand.

Petrobras Energia S.A. - PESA, an indirect subsidiary of PETROBRAS, in the capacity of crude oil producer, is exposed to the related price risks and utilizes financial instruments to mitigate its exposure to the risk. These instruments take as reference the West Texas Intermediate (WTI) price, which is primarily used to determine the sales price at the physical market.

The results arising from derivatives are deferred and recorded as financial results.

For the period January to June 2005, Petrobras Energia S.A. – PESA hedged oil volumes reached 3.620 thousand barrels. These hedge instruments generated a loss of US$ 117.393 thousand (R$ 275.920 thousand).

Market value of contracts effective as from June 30, 2005 would be negative by nearly US$ 144.000 thousand (R$ 338.000 thousand), which will be recognized symmetrically with the results of hedged volumes.

The aforesaid operations expose Petrobras Energia S.A. - PESA. to a credit risk, which is mitigated, among others, by agreements for collection and prepayments by those operations and by offset of collection and payment.

(b) Foreign currency risk management

In 2000, PETROBRAS contracted economic hedge operations to cover “Notes” issued abroad in Italian lira and Austrian shilling, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operations are known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The economic hedges of the loans in Italian lira and Austrian shilling were based on the EURO, as the two currencies only circulated until February 28, 2002.

The hedge of the shilling-denominated loan was settled in December. The hedge transaction of the Italian lira-denominated debt had a positive fair value of R$ 35.770 thousand at June 30, 2005.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

(c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Central Bank of Brazil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates. The one exception is the indirect subsidiary Petrobras Energia S.A. - PESA, which uses several derivative financial instruments with a view to reducing exposure to certain risks associated with the volatility of interest rates.

At June 30, 2005, the subsidiary holds an interest-rate economic hedge contract to manage the volatility of the Libor rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7,93% p.a. The results arising from derivatives are deferred and recorded in the period the hedged items are recognized in P&L.

Market value of contracts of PESA at June 30, 2005 was negative by nearly US$ 141 thousand (R$ 331 thousand).

(d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(e) Natural Gas Derivative Contract

A hedge contract for imported natural gas (Natural Gas Price Volatility Reduction Contract - PVRC) was entered into in October 2002, with a view to reducing the risk of local and import price volatility. The hedge operation was negotiated with one of the producers of natural gas supplied to Petrobras and has the same maturity term as the Gas Supply Agreement.

Considering that there is no market quotation for natural gas to cover such a long-term contract as the CRVPGN, the fair value of this derivative instrument has been calculated based on a simulation that used the reserve model developed by the Company. In addition, taking into consideration the complexity for defining the parameters used in the stochastic model and to adjust the value estimated resulting from the model, we adopt the policy of applying to such result the average difference of results from applicable sensitivity analyses.

As of June 30, 2005 the fair value of CRVP reached approximately R$ 1.115.000 thousands.

Any gains that may be realized by the difference between prices established in the two contracts related to the quantities effectively transported will be reflected in the Company’s price policy, applied to the distribution of gas, with a view to sustained development of the natural gas market in Brazil.

23) SAFETY, ENVIRONMENT AND HEALTH (SEH)

Petrobras investments in the safety, environmental and health areas, with a consequent reduction in the risks involved in its operations contributed for the Company to obtain in May a recurrent reduction in the price of the operational insurance of its refineries and oil rigs. The amount of US$ 25,2 million paid in 2004, was reduced in 2005 to US$ 21,6 million, in the insurance policies against petroleum, large fire and operational risks. This is the third consecutive year in which there is insurance price decrease, corresponding to an insured value of US$ 24,2 billion.

In the first six months of the year, the oil spill volume at the Company, including its operations abroad totaled 133 m³, one of the lowest for the period since 2000.

In the International Stevie Business Awards 2005, in New York, Petrobras was considered the “best company in Latin America”, as a result, according to the judging commission, “of the care of the Company with environment and its commitment to the well being of the communities in the areas in which it operates”.

In a ceremony carried out in the headquarter of the Rio de Janeiro State government, Petrobras received from Feema, a local environmental agency, the license to operate Duque de Caxias Refinery - Reduc, which is now complaint with the new Brazilian environmental legislation. Till then Reduc did not have this license, because when it was inaugurated this requirement was not in force.

With investment of approximately US$ 750 million, Petrobras launched Diesel 500, with reduction of 75% in sulphur content. This product will be sold in the metropolitan regions where there is concentration of pollutants, such as São Paulo, Rio de Janeiro, Campinas, Baixada Santista, São José dos Campos, Belo Horizonte and Volta Redonda.

Following a policy to increase care with environment by its foreign premises, Petrobras inaugurated in Bahia Blanca, Argentina, its tenth Center for Environment Protection (CEP), the first outside Brazil. Working 24 hours a day, this CEP reinforces the contingency system in the region of the Ricardo Eliçabe refinery, making actions even more swift and effective in case of oil spills.

24) Subsequent events

a) Moody’s increases rating of debt in local currency from Baa 1 to A2

On July 08, 2005, PETROBRAS communicated that Moody’s Investor Services increased the rating of PETROBRAS debt in local currency from Baa1 to A2. This increase reflects the application of the new Moody’s rating methodology for government-related issuers -GRIs.

In foreign currency, the rating was maintained as Ba1 (positive prospects), i.e. only one level below the investment grade.

b) Shares split

On July 22, 2005, the Extraordinary General Meeting approved the split of each Company share into four shares, resulting in free distribution of 3 (three) new shares of the same species for each share held, based on the shareholding structure at 31/08/2005, and the amendment to Article 4 of the Company’s articles of incorporation to make capital be divided into 4.386.151 thousand shares, of which 2.536.673 thousand are common and 1.849.478 thousand are preferred shares, with no nominal value.

The proportion between American Depository Receipt (ADR) and shares of each class will be changed from one to four shares for one ADR.

c) Partial spin –off not proportional of Downstream

The Board of Directors approved the conditions of the partial spin-off not proportional of Downstream Participações Ltda. (“Downstream”) and the takeover of the spun-off portion by PETROBRAS.

Said operation of spin-off followed by takeover will not result in any change in Petrobras capital and will not have any significant effects for Company shareholders, of which the sole objective is to reorganize assets so that participation in “5283”, asset related to the international area be segregated from the other assets of “Downstream” related to national activities in the supply area.

Except for the spun-off portion, which will be transferred to Petrobras, all the other assets and liabilities, rights and obligations of Downstream will be maintained by it.

PETROBRAS will assume only the rights and liabilities related to the spun-off portion, together with Downstream, for all the purposes and effects of sole paragraph of article 233 of Law No. 6.404/76.

d) Acquisition of CEG-RIO

PETROBRAS, through its subsidiary Petrobras Gás S/A - GASPETRO, concluded on July 11, 2005 the acquisition of 12,41% of the shares (common and preferred)of Distribuidora de Gás Natural Canalizado CEG-RIO, for R$ 39.334 thousand (US$ 16.540 thousand). With this acquisition, the shareholdings of GASPETRO in said company are increased to 37,41%, characterizing as from that date shared control as prescribed by CVM Instruction No. 247/96.

e) Approval of Shelf Registration by Securities and Exchange Commission – SEC

On July 28, Securities and Exchange Commission – SEC approved the Shelf Registration that enabled PETROBRAS and its subsidiary Petrobras Internacional Finance e Company to issue fixed or variable marketable securities worth as high as US$ 6,5 billion over the next 24 months.

The volume of potential issues is in line with PETROBRAS investments expected for the coming years, and with the financial leverage limits set forth in the Company's strategic planning.

Once all procedures and legal registration required by SEC are completed, PETROBRAS will be able to perform in the foreign market at its convenience.

Net Income

PETROBRAS reported net income of R$ 9.806 million in the 1S-2005, with income from operations for 30% of the net operating income (30% in 1S-2004).

R$ million

2nd Quarter					1st Six months

1Q-2005	2005	2004	Δ %		2005	2004	Δ %

31.355	35.426	28.722	23	Gross operating revenues	66.781	54.468	23
22.566	26.105	20.607	27	Net operating revenues	48.671	38.805	25
6.901	7.637	5.721	33	Operating profit (1)	14.538	11.732	24
(172)	(1.402)	156	(999)	Financial income (expenses)	(1.574)	(25)	6.196
916	87	683	(87)	Equity pickup	1.003	1.147	(13)
5.107	4.699	4.382	7	Net income for the period	9.806	8.429	16
4,66	4,28	4,00	7	Net income per share	8,94	7,69	16
122.208	126.543	90.094	40	Market value	126.543	90.094	40

(1) Before financial income and expenses and equity pickup.

Major factors that contributed to build up net income in 1S-2005:

  Increase in the average realization price (PMR) of basic oil products in the local market (specially gas and Diesel) and increase in the PMR for exports, reflecting the major crude oil quotes in the foreign market, which contributed to an increase (25%) in Net Operating Revenues in 1S-2005, as compared to the same period in 2004.
  Increase in the Brazilian crude oil and NGL production (12%) over 1S-2004, generating an increase in the participation of national crude oil in the total volume processed by the refineries (80% in 1S-2005 as compared to 75% in the same 2004 period).
  Increase in health care costs (Assistência Médica Suplementar (AMS))and pension costs (Petros Plan), as a result of the actuarial calculation review carried out at the end of 2004.

  Litigation costs as a result of unfavorable decisions or judicial agreements and contingencies in the amount of R$ 328 million.
  Non-commercial or dry well expenditures charged to income for the six-month amounting to R$ 127 million.
  Equity in significant investments in Petrobrás System represented a gain of R$ 1.003 million in income for the first six-month period of 2005.
  Decrease in Tax Expenses, as a result of changes, as from August /04, in legislation on PASEP/COFINS, which reduced the rates on financial income to zero.
  Tax economy of R$ 746 million, resulting from accrual, in June 2005, of interest on shareholders´ equity.

Economic indicators

The business undertaken by PETROBRAS in 1S-2005 amounted to R$ 16.3 billion in earnings before interest, equity participation, taxes, depreciation and amortization (EBITDA), a 21% increase over the same 2004 period.

	2Q			1st Six months

1Q-2005	2005	2004		2005	2004

47	44	45	Gross margin (%)	45	45
30	29	27	Operating margin (%)	30	30
23	18	22	Net margin (%)	20	22
7.803	8.552	6.686	EBITDA – R$ million	16.355	13.505

In 1S-2005 gross margin remained stable when compared to the same prior-year period, as the effects of increases of basic derivatives in the domestic and external market were offset by the increase in the cost of products sold, due to higher expenses with Governmental Participation, import and sea and pipeline transportation.

01.01 - IDENTIFICATION
1 – CVM CODE 00951-2	2 – NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 30/06/2005	4 - 31/03/2005
1	TOTAL ASSETS	165.577.252	167.330.809
1.01	CURRENT ASSETS	50.468.881	52.288.004
1.01.01	CASH AND CASH EQUIVALENTS	17.194.956	17.628.345
1.01.02	CREDITS	11.387.523	10.788.963
1.01.02.01	ACCOUNTS RECEIVABLE, NET	11.387.523	10.788.963
1.01.03	INVENTORIES	14.209.050	14.024.936
1.01.04	OTHER	7.677.352	9.845.760
1.01.04.01	RECOVERABLE TAXES	3.817.987	4.352.005
1.01.04.02	DEFERRED TAXES AND CONTRIBUTIONS	603.835	802.970
1.01.04.03	PREPAID EXPENSES	945.372	1.371.719
1.01.04.04	MARKETABLE SECURITIES	673.499	1.287.069
1.01.04.05	OTHER CURRENT ASSETS	1.636.659	2.031.997
1.02	NON-CURRENT ASSETS	13.935.428	14.419.552
1.02.01	SUNDRY CREDITS	2.834.113	3.415.956
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	757.868	752.360
1.02.01.02	MARKETABLE SECURITIES	946.660	1.192.693
1.02.01.03	INVESTMENTS IN PRIVATIZATION PROCESS	379.209	345.578
1.02.01.04	ACCOUNTS RECEIVABLE, NET	750.376	1.215.325
1.02.02	CREDITS WITH AFFILIATED COMPANIES	331.309	121.723
1.02.02.01	WITH AFFILIATED COMPANIES	331.309	121.723
1.02.02.02	WITH SUBSIDIARIES	0	0
1.02.02.03	WITH OTHER RELATED PARTIES	0	0
1.02.03	OTHER	10.770.006	10.881.873
1.02.03.01	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	2.418.022	2.446.375
1.02.03.02	ADVANCES TO SUPPLIERS	714.736	899.421
1.02.03.03	PREPAID EXPENSES	1.558.862	1.521.925
1.02.03.04	COMPULSORY LOANS - ELETROBRAS	117.488	117.420
1.02.03.05	JUDICIAL DEPOSITS	1.989.548	2.008.555
1.02.03.06	ADVANCES FOR PENSION PLAN MIGRATION	1.178.345	1.258.435
1.02.03.07	DEFERRED ICMS (VALUE ADDED TAX)	1.262.515	1.246.205
1.02.03.08	RECOVERABLE TAXES	190.365	211.531
1.02.03.09	OTHER NON-CURRENT ASSETS	1.340.125	1.172.006
1.03	PERMANENT ASSETS	101.172.943	100.623.253
1.03.01	INVESTMENTS	2.135.701	2.056.176
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	1.210.229	1.222.560
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	498.776	391.240
1.03.01.02.01	IN SUBSIDIARIES	8.038	8.059
1.03.01.02.02	GOODWILL OF SUBSIDIARIES	490.738	383.181
1.03.01.03	OTHER INVESTMENTS	426.696	442.376
1.03.02	PROPERTY, PLANT AND EQUIPMENT	97.889.367	97.753.464
1.03.03	DEFERRED CHARGES	1.147.875	813.613

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 30/06/2005	4 – 31/03/2005
2	TOTAL LIABILITIES	165.577.252	167.330.809
2.01	CURRENT LIABILITIES	32.450.822	35.748.438
2.01.01	LOANS AND FINANCING	9.000.690	10.656.405
2.01.01.01	FINANCING	8.196.154	10.008.826
2.01.01.02	INTEREST ON FINANCING	804.536	647.579
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	8.383.513	7.689.800
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	7.658.233	8.881.935
2.01.04.01	CURRENT TAXES AND SOCIAL CONTRIBUTIONS	812.358	1.677.062
2.01.04.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	1.114.557	1.100.963
2.01.04.03	OTHER TAXES AND CONTRIBUTIONS PAYABLE	5.731.318	6.103.910
2.01.05	DIVIDENDS PAYABLE	2.270.594	2.115.213
2.01.06	ACCRUALS	1.656.883	2.527.318
2.01.06.01	SALARIES, VACATION AND RELATED CHARGES	1.015.155	1.083.393
2.01.06.02	CONTINGENCY ACCRUAL	208.173	306.846
2.01.06.03	OTHER	433.555	1.137.079
2.01.07	DEBTS WITH AFFILIATED COMPANIES	0	0
2.01.08	OTHER	3.480.909	3.877.767
2.01.08.01	PENSION PLAN	385.474	406.090
2.01.08.02	ADVANCES FROM CUSTOMERS	576.173	1.104.456
2.01.08.03	PROJECT FINANCINGS	59.348	41.443
2.01.08.04	OTHER	2.459.914	2.325.778
2.02	NON-CURRENT LIABILITIES	56.554.623	60.166.724
2.02.01	LOANS AND FINANCING	38.241.249	42.932.526
2.02.02	DEBENTURES	0	0
2.02.03	ACCRUALS	8.183.327	7.918.574
2.02.03.01	HEALTH CARE BENEFITS	6.396.700	6.019.174
2.02.03.02	CONTINGENCY ACCRUAL	665.071	751.431
2.02.03.03	PROVISION FOR WELL ABANDONMENT	1.121.556	1.147.969
2.02.04	DEBTS WITH AFFILIATED COMPANIES	93.177	32.731
2.02.05	OTHER	10.036.870	9.282.893
2.02.05.01	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	7.193.908	7.039.076
2.02.05.02	PENSION PLAN	1.389.631	1.042.429
2.02.05.03	OTHER	1.453.331	1.201.388
2.03	DEFERRED INCOME	520.583	514.413

2.04	MINORITY INTEREST	5.950.766	3.731.274
2.05	SHAREHOLDERS' EQUITY	70.100.458	67.169.960
2.05.01	CAPITAL	33.235.444	33.235.444
2.05.01.01	PAID UP CAPITAL	32.896.138	32.896.138
2.05.01.02	MONETARY CORRECTION	339.306	339.306
2.05.02	CAPITAL RESERVES	365.236	365.236
2.05.02.01	AFRMM AND OTHERS	365.236	365.236
2.05.03	REVALUATION RESERVES	65.118	67.115
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	65.118	67.115
2.05.04	REVENUE RESERVES	26.483.592	28.480.857
2.05.04.01	LEGAL	4.035.410	4.035.410
2.05.04.02	STATUTORY	843.640	843.640
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	21.604.542	23.601.807
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER	0	0
2.05.05	RETAINED EARNINGS	9.951.068	5.021.308

07.01 – CONSOLIDATED STATEMENT OF INCOME (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/04/2005 to 30/06/2005	4 - 01/01/2005 to 30/06/2005	5 - 01/04/2004 to 30/06/2004	6 - 01/01/2004 to 30/06/2004
3.01	GROSS SALES AND SERVICES REVENUE	42.646.179	82.444.113	37.772.622	70.300.855
3.02	DEDUCTIONS FROM GROSS REVENUE	(10.287.009)	(20.188.019)	(9.766.906)	(19.084.392)
3.03	NET SALES AND SERVICES REVENUE	32.359.170	62.256.094	28.005.716	51.216.463
3.04	COST OF PRODUCTS AND SERVICES SOLD	(17.938.756)	(34.448.851)	(16.951.161)	(29.719.911)
3.05	GROSS PROFIT	14.420.414	27.807.243	11.054.555	21.496.552
3.06	OPERATING EXPENSES / INCOME	(5.957.648)	(11.406.169)	(5.432.330)	(9.632.977)
3.06.01	SELLING	(1.251.550)	(2.521.364)	(1.085.386)	(1.955.251)
3.06.02	GENERAL AND ADMINISTRATIVE	(1.260.923)	(2.500.811)	(1.021.759)	(1.930.330)
3.06.02.01	DIRECTORS' FEES	(5.630)	(13.793)	(8.232)	(17.380)
3.06.02.02	ADMINISTRATIVE	(1.255.293)	(2.487.018)	(1.013.527)	(1.912.950)
3.06.03	FINANCIAL	(1.143.532)	(2.220.655)	(621.793)	(1.497.814)
3.06.03.01	FINANCIAL INCOME	(80.325)	194.394	997.721	1.460.388
3.06.03.01.01	FINANCIAL INCOME	(80.325)	194.394	997.721	1.460.388
3.06.03.02	FINANCIAL EXPENSES	(1.063.207)	(2.415.049)	(1.619.514)	(2.958.202)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(1.816.812)	(3.879.873)	(3.023.958)	(4.706.936)
3.06.05.01	COST OF CRUDE OIL PROSPECTION AND DRILLING	(341.362)	(584.472)	(253.112)	(625.311)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(222.573)	(416.173)	(180.115)	(318.318)
3.06.05.03	TAXES	(199.428)	(418.020)	(517.164)	(808.204)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	514.495	518.041	(928.054)	(1.141.857)
3.06.05.05	OTHER EXPENSES /REVENUE	(1.567.944)	(2.979.249)	(1.145.513)	(1.813.246)
3.06.06	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF AFFILIATED COMPANIES	(484.831)	(283.466)	320.566	457.354
3.07	OPERATING INCOME	8.462.766	16.401.074	5.622.225	11.863.575
3.08	NON-OPERATING EXPENSES/INCOME	(79.370)	(205.443)	(89.169)	(138.522)
3.08.01	INCOME	8.703	9.033	153	35.313
3.08.02	EXPENSES	(88.073)	(214.476)	(89.322)	(173.835)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	8.383.396	16.195.631	5.533.056	11.725.053
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(1.636.236)	(3.908.206)	(1.735.839)	(3.286.564)
3.11	DEFERRED INCOME TAX	(467.331)	(1.002.861)	(421.594)	(1.078.384)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(1.350.069)	(1.333.496)	(76.954)	(268.749)
3.15	NET INCOME FOR THE PERIOD	4.929.760	9.951.068	3.298.669	7.091.356
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	1.096.538	1.096.538	1.096.538	1.096.538
	NET INCOME PER SHARE	4,49575	9,07499	3,00826	6,46704
	LOSS PER SHARE

PETROBRAS reported a consolidated net income of R$ 4.930 million in 2Q-2005, 49% higher than the net income reported in 2Q-2004. Consolidated net operating income was R$ 32.359 million, with exports being responsible for R$ 5.765 million, 40% higher than in 2Q-2004. EBITDA in 2Q-2005 was R$ 11.809 million, a result 36% higher than the R$ 8.652 million registered in 2Q-2004. In 2Q-2005, the PETROBRAS System invested R$ 5.709 million, a 12% growth in relation to 2Q-2004.

  Net income in 2Q-2005 was R$ 4.930 million, due to the profitability obtained in the period, which corresponded to a gross margin of 45% (39% in 2Q-2004), as a result of the average realization prices in the internal market in the second quarter of 2004 of some oil products, mainly gasoline and diesel oil, and to the increases in exports, which was a reflection of higher oil prices in the international market and greater volumes sold.

  This increase was reduced, in part, by growth in the cost of products sold, where higher expenses with oil products imports and government take, technical services and salaries and benefits stood out.

  In the consolidated balance sheet, the 12% appreciation of the real against the dollar in 2Q-2005, resulted in a gain over net monetary liabilities linked to the dollar from the controlled companies headquartered in Brazil. The Controller’s exchange rate losses on net monetary assets from operations with controlled companies abroad are not eliminated in the consolidation process.

  In 2Q-2005, the consolidated gross and net revenues were R$ 42.646 million and R$ 32.359 million, respectively. Growth in consolidated gross and net revenues over 2Q-2004 was R$ 4.873 million (13%) and R$ 4.353 million (16%), respectively.

  Total production of oil, LNG and natural gas rose 15% over 2Q- 2004, reaching an average of 2,279 thousand barrels of oil equivalent per day, due in part to the start-up of FPSO-MLS (Marlim Sul) in June 2004, and of platforms P-43 (Barracuda) and P-48 (Caratinga), in December 2004 and February 2005, respectively. The production of oil and LNG in the country reached an average of 1,730 thousand barrels/day, with 84% coming from the Campos basin (1,446 thousand barrels/day). Production of oil products in the country in 2Q-2005 remained stable in relation to 2Q-2004, reaching an 83% nominal capacity utilization rate in the refineries.
  Net financial debt of the PETROBRAS System fell from R$ 39.883 million on March 31, 2005 to R$ 33.316 million on June 30, 2005, reflecting the appreciation of the real against the dollar in the quarter. In 2Q-2005, the net debt corresponded to 48% of the shareholders’ equity. The Net Debt/EBITDA ratio was 0.75.

  In 2Q-2005, the generation of operating cash (measured by EBITDA) was R$ 11.809 million, a 36% growth over 2Q-2004 (R$ 8.652 million).

  The Company’s market value on June 30, 2005 was R$ 126.543 million, a 40% increase over June 30, 2004, and was representative of 176% of the Holding Company’s shareholders’ equity (R$ 71.877 million).

  In 1H-2005, the PETROBRAS System invested R$ 10.990 million, with R$ 5.786 million of that going towards the development of its oil and natural gas production capacity. These investments include those incurred by Special Purpose Entities (SPEs) totaling R$ 1.008 million.

  In 1H-2005, the PETROBRAS System generated an added value of R$ 53.641 million (R$ 45.482 million in 1H-2004), with R$ 29.706 million (R$ 27.815 million in 1H-2004) destined towards government take and federal, state and municipal taxes, R$ 8.532 million (R$ 7.347 million in 1H-2004) to financial institutions and suppliers for payment of financial expenses, rent and freight, R$ 11.284 million (R$ 7.360 million in 1H-2004) to the shareholders and R$ 4.119 million (R$ 2.960 million in 1H-2004) to salaries and benefits.

PETROBRAS SYSTEM	Operating Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies, reported net income of R$ 9.951 million in the first half of 2005, 40% higher than net income reported in the first half of 2004.

R$ Million
	Second Quarter				First Half
1Q - 2005 (1)	2005 (1)	2004 (2)	Δ%		2005 (1)	2004 (2)	Δ%

39.798	42.646	37.773	13	Gross Operating Revenue	82.444	70.301	17
29.897	32.359	28.006	16	Net Operating Revenue	62.256	51.217	22
8.811	9.576	6.853	40	Operating Profit (3)	18.387	14.047	31
(1.073)	(630)	(1.550)	(59)	Financial Result	(1.703)	(2.640)	(35)
5.021	4.930	3.299	49	Net Income	9.951	7.091	40
4,58	4,50	3,01	49	Net Income per Share	9,07	6,47	40
122.208	126.543	90.094	40	Market Value (Parent Company)	126.543	90.094	40
45	45	39	6	Gross Margin (%)	45	42	3
29	30	24	6	Operating Margin (%)	30	27	3
17	15	12	3	Net Margin (%)	16	14	2
10.484	11.809	8.652	36	EBITDA – R$ million (4)	22.293	17.258	29

				Financial and Economic Indicators
47.5	51.59	35.36	46	Brent (US$/bbl)	49.54	33.66	47
2,6672	2,4822	3,0423	(18)	US Dollar Average Price - Sale (R$)	2,5741	2,9707	(13)
2,6662	2,3504	3,1075	(24)	US Dollar Last Price - Sale (R$)	2,3504	3,1075	(24)

(1)	As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.
(2)	To facilitate comparison, the Special Purpose Entities were also included in the 2Q 2004 and 1H-2004 financial statements.
(3)	Earnings before financial revenues and expenses, equity in results of non-consolidated companies and taxes.
(4)	Operating income before financial result and equity in results of non-consolidated companies + depreciation/amortization/abandonment of wells.

EBITDA COMPONENTS

R$ Million
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004

7.939	8.462	5.623	Operating Income as per Brazilian Company Law	16.401	11.864
1.073	630	1.550	(-) Financial Result	1.703	2.640
(201)	484	(320)	(-) Equity in results of non-consolidated companies	283	(457)

8.811	9.576	6.853	Operating Profit	18.387	14.047
1.673	2.233	1.799	Depreciation & Amortization	3.906	3.211

10.484	11.809	8.652	EBITDA	22.293	17.258

The main factors that contributed to consolidated net income in 1H-2005, compared to 1H-2004, were:

  R$ 6.310 million increase in gross income, as per the following:

Analysis of Gross Income - Main Items		Net Revenues	Cost of Goods Sold	Gross Income

. Domestic market:	- Increase in volumes sold	876	(508)	368
	- Increase in price	6.515	-	6.515
. Intl. Market:	- Increase in export volumes	1.127	(544)	583
	- Increase in export price	1.329	-	1.329
. Increased expenses:	- Oil and oil products imports	-	(970)	(970)
	- Third-party services	-	(381)	(381)
	- Government take in the country	-	(1.141)	(1.141)
	- Salaries and benefits	-	(323)	(323)
. Increase of BR Distribuidora's gross profit		505	-	505
. Increased operations of commercialization abroad		764	(732)	32
. Increase (reduction) in international sales		-	(460)	(460)
. FX effect on the Controlled's revenues and costs abroad		(104)	176	72
. Others		27	154	181

		11.039	(4.729)	6.310

•	Increase in Sales Expenses (R$ 566 million), due to the increase in commercialized volume and sea freight, considering the increase in exports.

•	Increase in General and Administrative Expenses (R$ 571 million), following higher salary and benefits expenses projected in the 2004/2005 Collective Bargaining Agreement, the larger workforce and expenses related to the pension and health plans due to the actuarial revision in December 2004, plus expenses for network maintenance and software licenses

•	Increase in other operating expenses (R$ 1.166 million), mainly due to the losses or legal accords and an additional provision for contingencies (R$ 242 million), expenses related to institutional relations and cultural projects (R$ 100 million), and with the health and pension plans of retirees and pensioners due to the actuarial revision in December 2004 (R$ 430 million).

•	Reduced tax expenses (R$ 390 million), because of the change in legislation as of August 2004 (Decree Number 5,164/04), which reduced to zero the PIS/PASEP and COFINS amounts levied on financial revenues.

•	R$ 937 million improvement in the financial result, highlighting the following:

Positive exchange rate and monetary variation (R$ 1.660 million effect), which includes, in part, the effects of the real’s appreciation against the dollar from January to June 2005 (11%), when compared to the depreciation of the real in the same period of the previous year (8%).
This was offset by the R$ 723 million increase in net financial expenses, mainly due to the decrease in financial revenues resulting from reduced short-term investments, as well as the profitability of the funds applied in the country, primarily linked to the exchange rate variation.

•	Reduction in the result from participation in relevant investments, loss of R$ 283 million in the first half of 2005, and a R$ 457 million gain in the first half of 2004 due to exchange rate losses on net equity of subsidiaries abroad, resulting from the 11% appreciation of the real against the dollar in the first half of 2005 (8% depreciation in 1H-2004).

•	R$ 546 million increase in the provision for income taxes and social contribution on profit, due to the increase in the net income which serves as the base for taxation, despite the provisioning of Interest on Own Capital on June 2005. This R$ 746 million improvement in profitability in the period was a consequence of its deductibility from the calculation base for the provision for income tax and social contribution on profit.

	Second Quarter					First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
Exploration & Production - Thousand bpd

1,707	1,897	1,630	16	Oil and LNG production	1,802	1,637	10
1,543	1,730	1,461	18	Domestic	1,637	1,468	12
164	167	169	(1)	International	165	169	(2)
364	382	356	7	Natural Gas production (1)	373	355	5
266	284	262	8	Domestic	275	262	5
98	98	94	4	International	98	93	5

2,071	2,279	1,986	15	Total production	2,175	1,992	9

(1) Does not include liquid gas and includes reinjected gas

Average Sales Price - US$ per bbl
				Oil (US$/bbl)
37.48	43.04	32.88	31	Brazil (2)	40.39	31.17	30
31.30	34.05	24.37	40	International	32.65	24.97	31
				Natural Gas (US$/bbl)
11.71	12.23	11.42	7	Brazil (3)	11.98	11.39	5
8.01	9.16	6.90	33	International	8.59	6.94	24
(2) Average of exports and internal transfer prices from E&P to Supply
(3) Internal transfer price from E&P to Gas and Energy

Refining, Transport and Supply - Thousand bpd
322	333	493	(32)	Crude oil imports	328	455	(28)
46	83	62	34	Oil products imports	65	68	(4)
115	137	128	7	Import of gas, alcohol and others	125	116	8
161	343	189	81	Crude oil exports	252	190	33
235	221	266	(17)	Oil products exports	228	230	(1)
11	9	6	50	Other exports	10	5	100

76	(20)	222	(109)	Net imports	28	214	(87)

1,816	1,767	1,766	-	Output of oil products	1,791	1,796	-
1,708	1,668	1,670	-	• Brazil	1,688	1,698	(1)
108	99	96	3	• International	103	98	5
2,114	2,114	2,114	-	Primary Processed Installed Capacity	2,114	2,114	-
1,985	1,985	1,985	-	• Brazil (4)	1,985	1,985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity(%)
87	83	84	(1)	• Brazil	85	85	-
83	75	74	1	• International	79	74	5
79	81	73	8	Domestic crude as % of total feedstock processed	80	75	5
(4) As per registration recognized by ANP.

Costs - US$/barrel
				Lifting Costs:
				• Brazil (5)
5.95	4.88	4.15	18	• • without government take	5.39	4.22	28
13.54	13.29	10.07	32	• • with government take	13.40	9.90	35
2.55	2.74	2.50	10	• International	2.65	2.47	7
				Refining cost
1.82	2.01	1.32	52	• Brazil (5)	1.91	1.27	50
1.13	1.34	1.12	20	• International	1.23	1.08	14
317	338	215	57	Overhead Corporativo (US$ million) - Controller	654	419	56
(5) Considers revision of accounting criteria of the indicator through appropriation of expenses made for scheduled stops and accumulation of expenses for the Pension and Health Plans as per US GAAP.

	Second Quarter					First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%

Sales Volume - Thousands bpd
1,589	1,665	1,619	3	Total Oil Products	1,627	1,576	3
29	23	26	(12)	Alcohol, Nitrogen and others	26	27	(4)
214	222	205	8	Natural Gas	218	200	9

1,832	1,910	1,850	3	Total Domestic Market	1,871	1,803	4
406	572	461	24	Exports	490	425	15
419	334	452	(26)	International Sales	376	418	(10)

825	906	913	(1)	Total International Market	866	843	3

2,657	2,816	2,763	2	Total	2,737	2,646	3

Exploration and Production – Th. Barrels/day

Production of domestic oil and LNG in the 1H-2005 increased 12% over the 1H-2004, due to the start-up of FPSO-MLS (Marlim Sul) in June 2004, and platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively.

In 2Q-2005, domestic oil and LNG production increased 12% over 1Q-2005 production, a consequence of increased operations at platforms P-43 and P-48 in the Barracuda and Caratinga fields. In June 2005, the Company reached a new oil production record of 1,834 thousand barrels per day, 23% higher than the volume reached in May 2005 (1,493 thousand barrels per day).

In 1H-2005, international oil production fell 2% in comparison to 1H-2004, due to interventions in some wells in Argentina and Venezuela. Gas production rose 5% due to increased production at the Bolivia unit, following the increase in gas demand in Brazil and Argentina.

In comparison to 1Q-2005, international oil production increased 2% because of the gradual development in production in block 18 in Ecuador. Gas production remained stable.

Refining, Transport and Supply – Th. Barrels/day

Processed throughput (primary processing) in the refineries in the country fell 2% in 1H-2005, compared to 1H-2004, due to the programmed stop at REPLAN and RECAP, at the distillation units, and at the cracking and propane units, respectively.

Costs

Lifting Cost (US$/barrel)

The lifting cost in the country without government take in 1H-2005 increased 28% over 1H-2004, due mainly to higher expenses for technical services for restoration and maintenance, mobilization and construction of structures and equipments, personnel transport, support for vessels, undersea operations, platform freight with third parties, consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim, plus the increases in salaries and benefits in the 2004/2005 Collective Bargaining Agreement, the larger workforce and the actuarial revision at the end of 2004, which increased the expenses provisioned for the health and pension plans. Discounting the effects of the real’s 13% appreciation, associated with the percent of expenses in domestic currency over the expenses related to this activity, the unit lifting cost increased 16% in relation to 1H-2004.

The 18% decrease in the unit lifting cost in the country without government take in 2Q-2005 in relation to 2Q-2004 is mainly due to higher expenses in the first quarter because of the stops at the fixed platforms in the Namorado 1 and 2 fields, in the Cherne 1 and 2 fields, in the Garoupa 1 field, and the in the Corvina field, plus the general stop at platform P-19 (Marlim) for a change of gas flaring equipment. These effects were partially offset by higher expenses in 2Q-2005 for the use of well intervention services and undersea line maintenance, and in access routes to production fields. Discounting the effects of the 7% appreciation of the real, the unit lifting cost fell 24% in relation to 1Q-2005.

In 1H-2005, the unit lifting cost in the country with government take grew 35% over 1H-2004, a result of the already-mentioned higher operating expenses, and the larger expenses with government take due to the increase in the average reference price for domestic oil, based on the variations in international market prices, and the 13% appreciation of the real against the U.S. dollar. In comparison to 1Q-2005, the 2Q-2005 lifting price in Brazil, considering government take, fell 2% due to the mentioned decrease in expenses. This fall was partially offset by the higher average reference price for domestic oil.

In 2Q-2005, the international unit lifting cost rose 7% over 1Q-2005, because of higher expenses for third-party services, materials, personnel and electricity consumption at the fields in Argentina and Venezuela. At the Colombia unit, expenses related to third-party services for equipment maintenance, expenses for chemical treatment of water and vehicle leasing contributed to the increase.

Refining Cost (US$/barrel)

The unit refining cost in the country in 1H-2005 increased 50% over 1H-2004, due to higher expenses for corrective maintenance at RPBC, RLAM, REDUC and REPLAN, plus the higher personnel expenses arising from the increases incurred in salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and the actuarial revision, at the end of 2004, and to the expenses provisioned for the health and pension plans. Discounting the effects of the 13% appreciation of the real associated to the percentage of expenses in domestic currency on the expenses of this activity, the unit refining cost increased 34% over 1H-2004.

In comparison to 1Q-2005, the unit refining cost in the country in 2Q-2005 rose 10%, due to the greater consumption of materials and use of contracted services for realization of programmed stops at REDUC, REGAP, REPLAN, RPBC and REPAR.

In 1H-2005, the average international unit refining cost increased 14% in relation to 1H-2004, due to higher expenses for personnel, electricity and contracted services at the refineries in Argentina, plus the expenses for equipment maintenance, electricity and personnel in Bolivia.

The average international refining cost in 2Q-2005 rose 19% in relation to 2Q-2004, mainly due to the programmed stops at the Bahia Blanca and San Lorenzo units in Argentina, plus the expenses for materials, industrial installations, personnel, third-party services, security and equipment maintenance in Bolivia.

Overhead (US$ million)

In comparison to 1H-2004, corporate overhead in 1H-2005 grew 56%, due to higher expenses with contracted services, mainly linked to data processing, health, safety and environment, sponsorship, institutional advertising and publicity, expenses for property rental, and the increased expenses for salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and revision of the actuarial calculation linked to the health and pension plans. Discounting the effects of the 13% appreciation of the real, and considering that all expenses are in reais, overhead increased 34% over 1H-2004.

Corporate overhead in 2Q-2005 rose 7% over 1Q-2005, mainly because of the appreciation of the real against the U.S. dollar (7%) on expenses in Brazilian currency.

Sales Volume – Thousands Barrels/day

The sales volume of oil products remained stable in the domestic market in 1H-2005 in relation to 1H-2004, highlighting the increased sales of gasoline and diesel, which were offset by reduced sales of naphtha and fuel oil. Retraction of fuel oil consumption in 1H-2005 compared to 1H-2004 was due to strong competition from substitute products such as coal, coke, biomass and wood.

Consolidated Statement of Results by Business Area

Result by Bussiness Area R$ million (1)
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
						(3)
4.584	5.807	4.460	30	EXPLORATION & PRODUCTION	10.391	7.476	39
1.559	1.941	410	373	SUPPLY	3.500	1.445	142
(59)	212	(274)	(177)	GAS & ENERGY	153	(326)	(147)
160	123	140	(12)	DISTRIBUTION (3)	283	246	15
351	168	101	66	INTERNATIONAL (2)	519	258	101
(1.204)	(1.826)	(940)	94	CORPORATE	(3.030)	(1.960)	55
(370)	(1.495)	(598)	150	ELIMINATIONS AND ADJUSTMENTS	(1.865)	(48)	3.785

5.021	4.930	3.299	49	CONSOLIDATED NET INCOME	9.951	7.091	40

(1)	The financial statements by business area and their respective comments are presented beginning on page 19.

(2)	In the international business area, comparability between the periods is influenced by the exchange rate variation, considering that all operations are performed abroad, in dollars or in the currency of the country in which each company is headquartered, and significant variations in reais may occur, mainly due to the effects of the exchange rate.

(3)	In the distribution business, comparability between the periods is influenced by the LIQUIGÁS (Ex-AGIP) business, acquired by Petrobras Distribuidora - BR on August 9, 2004, and included in Petrobras’ consolidated statements as of August 2004.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the major part of oil and gas production of the Exploration and Production area being transferred to other areas of the Company.

The following highlights the main criteria used to report the results by business area:

a) Net operating revenues: considered to be the revenues related to sales made to external clients, plus the billing and transfers between the business areas, using the internal transfer prices defined between the areas as reference, with reporting methods based on market parameters.

b) Included in operating profit are the net operating revenues, costs of goods and services sold – which are reported by business area considering the internal transfer price – and the other operating costs of each area, as well as the operating expenses, which include the expenses effectively incurred by each area.

c) Assets: include the assets identified in each area.

E&P – In 1H-2005, the net income reported by the Exploration & Production area was R$ 10.391 million, 39% higher than the net income reported in the same period of the prior year (R$ 7.476 million), due to the R$ 4.710 million increase in gross income reported with the sales and transfers of oil, reflecting the higher international prices and the 12% rise in oil and LNG production, and the 5% increase in natural gas, despite the 13% appreciation in the average rate of the real against the U.S. dollar and the lower valuation of heavy crude in the international market in comparison to the lighter crudes.

The spread between the average price of domestic oil sold/transferred and the average Brent price rose from US$ 2.49/bbl in 1H-2004 to US$ 9.16/bbl in 1H-2005.

In 2Q-2005 the net income reported by the Exploration & Production area was R$ 5.807 million, 27% higher than the net income reported in the previous quarter (R$ 4.584 million), due to the R$ 2.569 million growth in gross income, reflecting the increase in international oil prices as well as the 12% increase in oil and LNG production, and the 7% increase in natural gas production, despite the 7% appreciation of the average rate of the real against the U.S. dollar and the lower valuation of heavy crude in the international market compared to lighter crude.

The spread between the average price of domestic oil sold and transferred, and the average Brent price, fell from US$ 10.02/bbl in 1Q-2005 to US$ 8.55/bbl in 2Q-2005.

SUPPLY – In 1H-2005, the net income reported by the Supply area was R$ 3.500 million, 142% higher than the net income reported in the same period of the prior year (R$ 1.445 million), a result of the R$ 3.221 million increase in the gross income, with highlight for the following factors:

  Rise in the average realization value of oil products commercialized in the internal and external markets;

  Increase of 3% in the volume of oil products sold in the internal market;

  Improved production profile at the refineries, decreasing the need to import higher value- added oil products;

  5% increase in the share of domestic oil in the load processed by the refineries.

These items were partially offset by the following:

  Increase in the acquisition and transfer cost of oil and oil products, pressured by higher international prices, despite the 13% appreciation in the average rate of the real against the U.S. dollar and the widening of the spread between heavy and light crude;

  Increase in sea freight costs;

  Higher refining costs.

Another factor that contributed to offsetting the increase in the gross income was the R$ 135 million rise in sales expenses, due to the increase in volumes commercialized and sea freight.

In 2Q-2005, the net income reported by the Supply area was R$ 1.941 million, 25% higher than the net income reported in the previous quarter (R$ 1.559 million), due to the R$ 495 million increase in gross income, which was impacted by the following:

  Increase in the average realization value of oil products in the internal and external markets;

  Increase of 5% in the volume of oil products sold in the internal market.

Another factor that contributed to the improved result from the Supply area was the R$ 256 million reduction in operating expenses, which in the previous quarter was impacted by R$ 289 million in contingencies for legal proceedings.

These items were partially offset by the 5% reduction in the volume of oil products sold in the external market.

GAS AND ENERGY – In 1H-2005 the Gas and Energy business area reported profit of R$ 153 million, against a loss of R$ 326 million reported in the same period of the previous year, a function of the following:

  Increase of R$ 414 million in the gross income, considering the 9% increase in the volume of natural gas sold, a result of expansion of the Brazilian market in the industrial, automotive and thermal energy segments, as well as the 17% increase in revenues related to energy commercialization, due to the higher projected volume in the current contracts, as well as the increase in shares in Fafen Energia (from 20% to 100% in December 2004) and in Termorio (from 50% to 100% in February 2005);

  Net financial revenues of R$ 440 million, reflecting the 12% appreciation in the final rate of the real against the U.S. dollar, principally on indebtedness related to construction of the Bolivia-Brazil Gas Pipeline. In 1H-2004, a net financial expense of R$ 452 million was reported, due to the exchange rate devaluation of 8%.

These items were partially offset by the R$ 316 increase in operating expenses, due to the R$ 306 million increase in operating expenses for thermoelectric plants, mainly related to idleness, as well as the R$ 228 million growth in the participation on non-controlling shareholders, considering the better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil-TBG.

In 2Q-2005, the net income reported by the Gas and Energy business area was R$ 212 million, compared to the R$ 59 million loss reported in the previous quarter. This result was due to the net financial revenues of R$ 538 million, considering the 12% appreciation of the final rate of the real against the U.S. dollar. A net financial expense of R$ 98 million was reported in the previous quarter.

This result was partially offset by the R$ 229 million increase in expenses related to participation of non-controlling shareholders, due to the better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil-TBG.

DISTRIBUTION – In line with the strategic objectives to increase participation in the GLP Distribution segment and consolidation of the distribution market for automotive fuel in determined regions of Brazil, the distribution businesses now include the operations of Liquigás Distribuidora S.A., as of its acquisition in August 2004 by Agip do Brasil S.A.

In 1H-2005, the Distribution business area reported a net income of R$ 283 million, 15% higher than the net income reported in the same period of the previous year (R$ 246 million), due to the R$ 529 million increase in the gross income, noting the consolidation of the company Liquigás, which had positive impacts on the volume sold, 22% greater in relation to the same period of the previous year.

These items were partially offset by the R$ 459 million increase in operating expenses, particularly the increased expenses for commercialization and distribution of products and with personnel, which were also affected by the consolidation of Liquigás.

The Company’s share in the fuel distribution market in 1H-2005 was 34.7%, including the company Liquigás, while in the same period of the prior year it was 32.3% .

The effects of consolidation in August 2004 of Liquigás resulted in an increase of R$ 265 million in the gross income, and a R$ 35 million decrease in the net income in the segment.

In relation to the previous quarter when the net income reported by the Distribution business area was R$ 160 million, the net income in 2Q-2005 was 23% lower, due to the R$ 27 million reduction in the gross income, and the R$ 71 million increase in the operating expenses, particularly the increased expenses in the commercialization and distribution of products and for the additional provision for doubtful debtors.

The market share for fuel was 34.3% in 2Q-2005, including the company Liquigás, and 35.1% in 1Q-2005.

INTERNATIONAL – In 1H-2005 the International business area reported a net income of R$ 519 million, 101% higher than the net income of R$ 258 million reported in the same period of the prior year.

This increase in net income is due to the following:

  R$ 75 million increase in the gross income, due to the higher international oil prices, elevated gas sales from Bolivia to Brazil, and the start in June 2004 of the contract for sale of Bolivian gas to Argentina. These items were partially offset by the appreciation of the real against the U.S. dollar (24%).
  Decrease of R$ 141 million in the financial expenses due to the FX effect. Losses from operations with oil products at PEPSA were R$ 276 million (R$ 298 million in losses in 1H-2004).

In 2Q-2005 the International business area reported a net income of R$ 168 million, 52% lower than the net income of R$ 351 million reported in the previous quarter, due to the R$ 235 million reduction in gross income, which was impacted by the lower sales volume. This was partially offset by the R$ 66 million decrease in financial expenses, and both were mainly due to the effect of the appreciation of the real against the U.S. dollar (12%) in the process of exchange rate conversion.

CORPORATE – The units that comprise the Corporate area of the Petrobras System generated a loss of R$ 3.030 million in 1H-2005, 55% greater than the loss reported in 1H-2004 (R$1.960 million), with highlight for the following factors:

  Increased corporate overhead due to higher expenses for personnel, institutional publicity and advertising, and the actuarial revision of expenses provisioned for the Health Plan (AMS) and the Pension Plan for retirees and Pensioners;

  Increase of R$ 740 million in net financial expenses, due to the decrease in short-term investments and profitability from the funds applied in the country, backed mainly by securities;

  Loss of R$ 511 million in the exchange rate conversion on company investments abroad in 1H-2005, due to the 12% appreciation of the final rate of the real against the dollar. In 1H- 2004, a gain of R$ 373 million was reported, considering the exchange rate devaluation of 8%.

These items were partially offset by the following:

  Fiscal savings of R$ 746 million, from the provision of interest on own capital in June 2005;

  Reduction of R$ 385 million in tax expenses, because of the entry into effect on August 2, 2004 of Decree 5,164/04, which reduces to zero the rate contribution for PIS/PASEP and COFINS levied on financial revenues.

In 2Q-2005, the loss reported by the Corporate area was R$ 1.826 million, 52% higher than the loss reported in the previous quarter (R$ 1.204 million), highlighting the following aspects:

  R$ 688 million increase in net financial expenses, due to the decrease in short-term investments and profitability from the funds applied in the country, backed mainly by securities:

  Loss of R$ 638 million in the exchange rate conversion of company investments abroad in 2Q-2005, following the 12% appreciation of the real against the dollar. In 1H-2005, a gain of R$ 127 million was reported.

These items were partially offset by fiscal savings of R$ 746 million, due to the provision of interest on own capital in June 2005.

PETROBRAS SYSTEM	Financial Statements

Consolidated Debt

	R$ Million

	6/30/2005	3/31/2005%
Short-term Debt (1)	9.645	11.419	(16)
Long-term Debt (1)	40.866	46.092	(11)

Total	50.511	57.511	(12)
Net Debt	33.316	39.883	(16)
Net Debt/(Net Debt + Shareholders’ Equity) (1)	32%	37%	(5)
Total Net Liabilities (1) (2)	151.651	153.625	(1)
Capital Structure
(Third Parties Net / Total Liabilities Net)	54%	56%	(2)

(1)	Includes debt contracted through Leasing contracts: R$ 3.269 million as of 6.30.2005, and R$ 3.922 million as of 3.31.2005.
(2)	Total liabilities net of cash/cash equivalents.

The Net Debt/EBITDA ratio fell from 0.95 on 3.31.2005, to 0.75 on 06.30.2005. The appreciation of the real against the dollar contributed to the debt reduction. Net debt of the Petrobras System on 6.30.2005 was R$ 33.316 million, a 16% reduction from 3.31.2005.

The capital structure represented by third parties was 54% on June 30, 2005, a reduction of 2 percentage points from March 31, 2005.

Consolidated Investments

R$ Million
	First Half
	2005	%	2004	%	%
• Direct Investments	9.790	89	8.208	92	19

Exploration & Production	5.786	53	5.165	58	12
Supply	1.350	12	1.723	19	(22)
Gas and Energy	940	9	102	1	822
International	1.231	11	861	10	43
Distribution	242	2	141	2	72
Corporate	241	2	216	2	12
• Special Purpose Entities (SPEs)	1.008	9	391	4	158
• Ventures under Negotiation	111	1	232	3	(52)

• Project Finance	81	1	115	1	(30)

Exploration & Production	81	1	115	1	(30)
Espadarte/Marimbá/Voador	52	1	17	-	206
Cabiúnas	-	-	45	1	-
Marlim / NovaMarlim Petróleo	-	-	13	-	-
Others	29	-	40	-	(28)

Total Investments	10.990	100	8.946	100	23

R$ Million
	First Half
	2005	%	2004	%	%

International	1.231	100	861	100	43

Exploration & Production	1.076	87	721	84	49
Supply	67	5	17	2	294
Gas and Energy	46	4	41	5	12
Distribution	11	1	17	2	(35)
Others	31	3	65	7	(52)

Total Investments	1.231	100	861	100	43

R$ Million
	First Half
	2005	%	2004	%	%

Special Purpose Entities (SPEs)	1.008	100	391	100	158

PDET Off-Shore	276	27	-	-	-
Barracuda & Caratinga	259	26	374	96	(31)
Malhas	407	40	-	-	-
Cabiúnas	6	1	17	4	(65)
Amazônia	60	6	-	-	-

Total Investments	1.008	100	391	100	158

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire with rights to explore, develop and produce oil and natural gas. The Company currently maintains partnerships in 101 blocks through 63 consortiums. Total investments on the order of US$ 8,052 million are projected for these undertakings.

In fulfilling the goals outlined in its strategic plan, Petrobras continues prioritizing its investments in the development of its oil and natural gas production capacity, through its own investments and the structuring of undertakings with partners. In 1H-2005, total investments were R$ 10.990 million, an increase of 23% over the resources applied during the same period of 2004. In 1H-2005, 68% of own investments in the country went towards oil and natural gas exploration activities.

PETROBRAS SYSTEM	Appendices

1. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES - 2Q05/1Q05 VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated

. FX effect on net operating revenues related to international businesses, after	-	(993)
eliminations from Consolidated results
. Effect of adjustments to billing prices in the internal market	604	604
. Effect of sales prices in the domestic market	1.071	1.071
. Effect of prices on export revenues	(211)	(211)
. Effect of volumes sold on export revenues	1.969	1.969
. Others	106	22

Total	3.539	2.462

COST OF GOODS SOLD 2Q05/1Q005 VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated
. FX effect on sales related to international businesses, after eliminations from
Consolidated results	-	813
. FX effect, international prices or oil production on government take in Petrobras'
COGS	(444)	(444)
. Effect of personnel and third-party expenses on Petrobras' cost of goods sold	(66)	(66)
. Impact of oil and oil product imports on cost of goods sold (volume x price)	(219)	(219)
. Impact of volumes sold (domestic markets) on cost of goods sold	(562)	(562)
. Impact of volumes sold (export) on cost of goods sold	(988,00)	(988,00)
. Others	(200)	37

Total	(2.479)	(1.429)

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured by the generation of taxes, charges and current social contributions, totaled R$ 20.497 million in 1H-2005.

R$ million
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Economic Contribution - Country
3.717	3.571	3.880	(8)	Value Added Tax (ICMS)	7.288	6.988	4
1.780	1.862	1.871	-	CIDE (1)	3.642	3.900	(7)
2.425	2.475	3.139	(21)	PASEP/COFINS	4.900	5.824	(16)
2.089	1.630	1.634	-	Income Tax & Social Contribution	3.719	3.249	14
464	484	369	31	Others	948	807	17

10.475	10.022	10.893	(8)	Subtotal	20.497	20.768	(1)

1.007	758	1.102	(31)	Economic Contribution - Foreign	1.765	2.009	(12)

11.482	10.780	11.995	(10)	Total	22.262	22.777	(2)

(1)	CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO (CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN).

3. Government Take

R$ million
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Country
1.305	1.580	1.121	41	Royalties	2.885	2.230	29
1.582	1.658	1.362	22	Special Participation	3.240	2.412	34
19	15	26	(42)	Surface Rental Fees	34	43	(21)

2.906	3.253	2.509	30	Subtotal	6.159	4.685	31

134	148	161	(8)	Foreign	282	286	(1)

3.040	3.401	2.670	27	Total	6.441	4.971	30

The government stake in the country increased 31% in 1H-2005 over the same period of 2004, reflecting the 32% increase in the reference price for domestic oil, which reached the average price of US$ 36.12 (US$ 27.44 in 2004).

4. Reconciliation of Shareholders’ Equity and Consolidated Net Income

	R$ Million

	Shareholders' Equity	Result
. According to Petrobras information as of June 30, 2005	71.877	9.806
. Profit from sales of products in affiliated company inventories	(275)	(275)
. Reversal of profits on inventory in previous years	-	185
. Capitalized interest	(391)	46
. Absorption of negative Shareholders' Equity in affiliated companies (*)	(237)	273
. Other eliminations	(874)	(84)

. According to consolidated information as of June 30, 2005	70.100	9.951

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of Petrobras in 1H-2005, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Dividends and Interest on Own Capital

On June 17, 2005, the Board of Directors approved a distribution of remuneration to shareholders in the form of interest on own capital, as set forth in Article 9 of Law 9,249/95 and Decree Numbers 2,673/98 and 3,381/00. The R$ 2.194 million amount to be distributed corresponds to a gross value of R$ 2,00 per ordinary and preferred share and is being provisioned in the financial statements of June 30, 2005, to be paid out until January 31, 2006, based on the shareholder position on June 30, 2005.

As per the terms of Decree Numbers 2,673/98 and 3,381/00, if payment occurs after December 31, 2005, variation in the SELIC rate will be applied, from December 31, 2005 to the date of the effective payment. This interest on own capital must be discounted from the remuneration to be distributed at the end of 2005, and is subject to a 15% (fifteen per cent) withholding income tax, except for the shareholders that declare that they are exempt or immune.

6. Petrobras Stock Split

The General Extraordinary Assembly, which met on July 22, 2005, deliberated and approved: a stock split representing 300% of the existing shares comprising the Company’s corporate capital, resulting in the free distribution of 3 (three) new same-type shares for each 1 (one) share, based on the shareholder position on August 31, 2005. Thus, the corporate capital in the amount of R$ 32.896 million will be divided into 4,386 million shares without nominal value on September 1, 2005, with 2,537 million in ordinary shares and 1,849 million in preferred shares, and the relationship between the American Depositary Receipts (ADR) and the shares corresponding to each type will be altered from the current “one share per one ADR”, to “four shares per one ADR”.

7. Activity of Petrobras Shares and ADRs

Nominal Valuation
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004
10.33%	3.24%	-11.79%	Petrobras ON	13.91%	1.90%
6.18%	4.02%	-9.58%	Petrobras PN	10.45%	1.19%
11.06%	17.99%	-16.21%	ADR- Level III - ON	31.05%	-4.00%
6.24%	19.68%	-14.69%	ADR- Level III - PN	27.15%	-5.48%
1.58%	-5.86%	-4.49%	IBOVESPA	-4.37%	-4.89%
-2.59%	-2.18%	0.75%	DOW JONES	-4.71%	-0.18%
-8.10%	2.89%	2.69%	NASDAQ	-5.45%	2.22%

The book value of a Petrobras share on June 30, 2005 reached R$ 65,55.

8. Exchange Rate Exposure

The exchange rate exposure of the Petrobras System is measured as per the following table:

Assets	R$ Million

	6/30/2005	3/31/2005

Current Assets	18.780	19.218

Cash and Cash Equivalents	6.626	7.392
Other Current Assets	12.154	11.826

Non-current Assets	3.221	3.977

Fixed Assets	28.556	32.536

Investments	193	214
Property, Plant & Equipment	27.794	32.193
Other Fixed Assets	569	129

Total Assets	50.557	55.731

Liabilities	R$ Million
	6/30/2005	3/31/2005

Current Liabilities	16.061	17.277

Short-term Debt	7.656	9.535
Suppliers	5.277	5.089
Other Current Liabilities	3.128	2.653
Long-term Liabilities	35.637	40.160

Long-term Debt	34.104	38.469
Other Long-term Liabilities	1.533	1.691

Total Liabilities	51.698	57.437

Net Liabilities in Reais	(1.141)	(1.706)

(+) Investment Funds - Exchange	4.465	5.112
(-) FINAME Loans - Dollar-indexed Reais	678	834

Net Assets in Reais	2.646	2.572

Net Assets in Dollars	1.126	965

Exchange Rate (1)	2,3504	2,6662

(1)	Considers the conversion of the value in reais by the dollar sell rate on the closing date of the period (6.30.2005 – R$ 2,3504 and 3.31.2005 – R$ 2,6662).

Includes Company amounts abroad that do not influence expenses related to exchange rate variations.

01.01 - IDENTIFICATION
1 – CVM CODE 00951-2	2 – NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 ITEM	01
02 ISSUANCE ORDER NUMBER	1
03 CVM REGISTRATION NUMBER
04 DATE OF REGISTRATION WITH CVM
05 DEBENTURE SERIES ISSUED	1
06 TYPE	SIMPLE
07 NATURE	PRIVATE
08 ISSUE DATE	FEBRUARY 15, 1998
09 DUE DATE	FEBRUARY 15, 2015
10 TYPE OF DEBENTURE	VARIABLE
11 CURRENT REMUNERATION TERMS	TJLP plus 2.5%
12 PREMIUM/DISCOUNT
13 FACE VALUE (REAIS)	10.000,00
14 AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 DEBENTURES IN CIRCULATION (UNITS)	43.000
17 DEBENTURES IN TREASURY (UNITS)	0
18 DEBENTURES REDEEMED (UNITS)	0
19 DEBENTURES CONVERTED (UNITS)	0
20 DEBENTURES FOR PLACEMENT (UNITS)	0
21 DATE OF THE LAST REPRICING
22 DATE OF THE NEXT EVENT	AUGUST 15, 2005

01 ITEM	02
02 ISSUANCE ORDER NUMBER	2
03 CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 DATE OF REGISTRATION WITH CVM	AUGUST 30, 2002
05 DEBENTURE SERIES ISSUED	1
06 TYPE	SIMPLE
07 NATURE	PUBLIC
08 ISSUE DATE	AUGUST 1, 2002
09 DUE DATE	AUGUST 1, 2012
10 TYPE OF DEBENTURE	VARIABLE
11 CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12 PREMIUM/DISCOUNT
13 FACE VALUE (REAIS)	1.000,00
14 AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 DEBENTURES IN CIRCULATION (UNITS)	750.000
17 DEBENTURES IN TREASURY (UNITS)	0
18 DEBENTURES REDEEMED (UNITS)	0
19 DEBENTURES CONVERTED (UNITS)	0
20 DEBENTURES FOR PLACEMENT (UNITS)	0
21 DATE OF THE LAST REPRICING
22 DATE OF THE NEXT EVENT	AUGUST 1, 2005

01 ITEM	03
02 ISSUANCE ORDER NUMBER	3
03 CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 DATE OF REGISTRATION WITH CVM	OCTOBER 31, 2002
05 DEBENTURE SERIES ISSUED	1
06 TYPE	SIMPLE
07 NATURE	PUBLIC
08 ISSUE DATE	OCTOBER 4, 2002
09 DUE DATE	OCTOBER 1, 2010
10 TYPE OF DEBENTURE	VARIABLE
11 CURRENT REMUNERATION TERMS	IGPM plus 10.3% per year
12 PREMIUM/DISCOUNT
13 FACE VALUE (REAIS)	1.000,00
14 AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 DEBENTURES IN CIRCULATION (UNITS)	775.000
17 DEBENTURES IN TREASURY (UNITS)	0
18 DEBENTURES REDEEMED (UNITS)	0
19 DEBENTURES CONVERTED (UNITS)	0
20 DEBENTURES FOR PLACEMENT (UNITS)	0
21 DATE OF THE LAST REPRICING
22 DATE OF THE NEXT EVENT	OCTOBER 1, 2005

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporate Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 30/06/2005

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED		PARENT COMPANY

	30.06.2005	30.06.2004	30.06.2005	30.06.2004

Sales of products and/or services and non-operating income (*)	82.505.562	70.149.399	66.816.599	54.565.603

Consumed raw material	(5.663.536)	(6.451.034)	(5.092.636)	(6.759.008)
Cost of products and services sold	(7.649.759)	(10.592.568)	(2.605.427)	(2.038.380)
Energy, services and others	(11.425.361)	(7.201.128)	(10.332.162)	(6.320.895)

GROSS VALUE ADDED	57.766.906	45.904.669	48.786.374	39.447.320

Depreciation, and amortization	(3.906.479)	(3.211.064)	(1.816.867)	(1.646.558)
Equity pickup	(219.322)	468.587	1.041.048	1.150.371
Financial income/monetary and foreign exchange variations	(191.860)	2.137.189	(110.980)	2.060.645
Discount amortization	(64.762)	(11.233)	(37.782)	(2.799)
Rentals and royalties	256.761	193.811	210.311	193.811

TOTAL VALUE ADDED AVAILABLE FOR DISTRIBUTION	53.641.244	45.481.959	48.072.104	41.202.790

DISTRIBUTION OF VALUE ADDED	53.641.244	45.481.959	48.072.104	41.202.790

Personnel	4.119.369	2.959.553	3.138.656	2.154.274
Salaries, benefits and charges	4.119.369	2.959.553	3.138.656	2.154.274

Government entities	29.705.994	27.815.091	28.960.997	25.754.377
Taxes, charges and contributions	22.261.860	21.765.992	21.855.404	19.828.409
Deferred income/social contribution tax	1.002.861	1.078.384	946.858	1.241.391
Government participations	6.441.273	4.970.715	6.158.735	4.684.577

Financial institutions and suppliers	8.531.317	7.347.210	6.165.997	4.865.211
Financial expenses (interest and exchange variations)	1.770.907	4.775.938	1.462.534	2.085.715
Leasing expenses	6.760.410	2.571.272	4.703.463	2.779.496

Shareholders:	11.284.564	7.360.105	9.806.454	8.428.928
Minority interests	1.333.496	268.749
Retained earnings	7.757.992	7.091.356	7.613.378	8.428.928
Prepaid interest and dividends	2.193.076	0	2.193.076

(*) Includes allowance for doubtful accounts.

STATEMENT OF CASH FLOW

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

	30.06.2005	30.06.2004	30.06.2005	30.06.2004

Results for the period	9.951.068	7.091.356	9.806.454	8.428.928
(+) Adjustments	8.789.498	3.480.391	(272.267)	2.151.583

Depreciation, amortization	3.906.479	3.211.064	1.816.867	1.646.558
Petroleum and alcohol accounts	(9.080)	(60.181)	(9.080)	(60.181)
Operation with supply of petroleum and oil products - foreign			(1.025.753)	2.813.644
Financing charges, related companies and structured projects
(Project Finance)	(2.967.783)	4.356.690	50.967	(852.162)
Minority interests	1.333.496	268.749
Result of participations in significant investments	283.466	(457.354)	(1.003.266)	(1.147.572)
Foreign exchange variation on permanent assets	3.964.771	(2.070.215)
Residual value of permanent assets disposed of permanent assets	745.522	1.608.522	119.287	169.415
Deferred income and social contribution taxes	1.002.861	1.078.384	946.858	1.241.391
Inventories variation	(104.869)	(2.557.482)	577.700	(2.434.497)
Variation of accounts receivable from third parties and related
companies	(564.030)	(1.620.285)	(1.191.374)	(1.337.077)
Suppliers variation	(1.086.179)	(1.753.322)	(1.114.803)	2.016.473
Taxes and contributions variation	(478.196)	(151.241)	(848.478)	81.236
Variation of structured projects			302.690	615.962
Variation of other assets and liabilities	2.763.019	1.580.345	1.106.118	(601.607)
Effect in cash and cash equivalents resulting from merger of
subsidiaries and affiliated companies	12	46.717

(=) Cash from Operating Activities	18.740.557	10.571.747	9.534.187	10.580.511

(-) Cash used in Investment Activities	(11.060.870)	(9.528.638)	(6.550.776)	(5.084.309)

Investments in exploration and production	(6.943.670)	(6.349.394)	(4.404.142)	(3.840.157)
Investment in refining and transportation	(1.609.565)	(1.716.922)	(1.069.025)	(1.339.057)
Investment in gas and energy	(701.312)	(367.217)	(839.596)	(42.222)
Structured projects (Project Finance)			(280.828)	(102.316)
Ventures under negotiation
Dividends received	41.268	66.607	297.168	560.317
Other investments	(1.847.591)	(1.161.712)	(254.353)	(320.874)

(=) Net cash flow	7.679.687	1.043.109	2.983.411	5.496.202

(-) Cash used in financing activities	(8.695.857)	(6.626.478)	(3.068.643)	(10.123.439)

(=) Cash generated (used) in the period	(1.016.170)	(5.583.369)	(85.232)	(4.627.237)

Cash at the beginning of the period	18.211.126	27.577.431	11.580.288	20.223.379

Cash at the end of the period	17.194.956	21.994.062	11.495.056	15.596.142

CONSOLIDATED SEGMENT INFORMATION AS OF JUNE 30, 2005.

Consolidated Assets by Operating Segment – 30/06/2005

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.013.141	39.510.809	20.408.620	8.474.167	19.759.438	33.641.176	(16.230.099)	165.577.252

CURRENT ASSETS	5.213.041	20.972.749	3.344.338	4.786.983	5.590.154	17.401.763	(6.840.147)	50.468.881

Cash and cash equivalents	1.321.595	1.145.082	721.569	238.424	1.354.410	12.413.876	-	17.194.956
Other current assets	3.891.446	19.827.667	2.622.769	4.548.559	4.235.744	4.987.887	(6.840.147)	33.273.925
NON-CURRENT ASSETS	4.389.529	1.596.409	1.168.226	939.590	862.477	14.024.681	(9.045.484)	13.935.428

Petroleum and alcohol account	-	-	-	-	-	757.868	-	757.868
Marketable securities	361.438	4.982	-	1.510	105.825	992.342	(519.437)	946.660
Other non-current assets	4.028.091	1.591.427	1.168.226	938.080	756.652	12.274.471	(8.526.047)	12.230.900
FIXED ASSETS	50.410.571	16.941.651	15.896.056	2.747.594	13.306.807	2.214.732	(344.468)	101.172.943

Consolidated Statement of Income by Operating Segment – 30/06/2005

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	31.711.573	49.420.789	3.714.688	17.906.795	5.446.337	-	(45.944.088)	62.256.094

Intersegment	29.666.086	13.887.272	1.119.214	272.714	998.802	-	(45.944.088)
Third parties	2.045.487	35.533.517	2.595.474	17.634.081	4.447.535	-	-	62.256.094
Cost of Goods Sold	(13.500.154)	(41.962.474)	(2.663.616)	(16.131.721)	(3.408.180)	-	(43.217.294)	(34.448.851)

Gross Profit	18.211.419	7.458.315	1.051.072	1.775.074	2.038.157	-	(2.726.794)	27.807.243
Operating Expenses	(1.286.457)	(2.004.592)	(781.050)	(1.285.429)	(790.180)	(3.132.138)	(140.243)	(9.420.089)
Sales, General & Administrative	(452.401)	(1.450.312)	(348.363)	(1.126.449)	(537.605)	(1.107.045)	-	(5.022.175)
Taxes	(6.817)	(39.932)	(30.280)	(80.904)	(55.263)	(204.824)	-	(418.020)
Prospecting & Drilling	(475.666)	-	-	-	(108.806)	-	-	(584.472)
Research & Development	(156.736)	(55.404)	(26.435)	(1.619)	(1.748)	(174.231)	-	(416.173)
Other Operating Income (Expenses)	(194.837)	(458.944)	(375.972)	(76.457)	(86.758)	(1.646.038)	(140.243)	2.979.249

Operating Profit (Loss)	16.924.962	5.453.723	270.022	489.645	1.247.977	(3.132.138)	(2.867.037)	18.387.154
Interest Expenses, net	(112.468)	(239.907)	439.794	(46.060)	(509.799)	(1.239.853)	5.679	(1.702.614)
Gains from investments in subsidiaries	-	140.954	(16.304)	-	102.812	(510.928)	-	(283.466)
Balance sheet monetary restatement	-	-	-	-	-	-	-	-
Non-operating income (expenses)	(191.892)	22.078	(45.667)	(1.550)	9.753	1.835	-	(205.443)

Income before taxes and minority interests	16.620.602	5.376.848	647.845	442.035	850.743	(4.881.084)	(2.861.358)	16.195.631
Income Tax and Social Contribution	(5.314.864)	(1.824.307)	(176.873)	(159.452)	(282.479)	(1.851.269)	995.639	(4.911.067)
Minority Interests	(913.929)	(52.238)	(317.776)	-	(49.553)	-	-	(1.333.496)
Employee benefits expenses	-	-	-	-	-	-	-	-

Net Income (Loss)	10.391.809	3.500.303	153.196	282.583	518.711	(3.029.815)	(1.865.719)	9.951.068

(1)
The International and Supply Net Operating Income and the Cost of Goods Sold, relating 2004 exercise were reclassified. The reclassifications refer to the offshore operations that were being allocated at the International segment. Considering that the margins of these operations are usually very low, there were no significant impacts on the income of these segments.

(2)
In order to adapt the Statement of Income by Segment to the new procedures coming from the implementation of SAP/R3, from 2005 and on, the income from the commercialization of oil to third parties are being allocated according to the sale’s expedition point, that may belong to the E&P or Suply segments. Until 2004, the commercialization of oil was allocated only at the E&P segment.

Considering that the oil transference internal price methodology is based in market parameters and that all oil commercialized by the Supply segment comes from the E&P segment, by transference, this adaptation basically doesn’t bring any effects to the segment’s income. There is an increase in the Net Operational Income between-segments of E&P and a decrease in the same Net Operational Income of third-parties. Also, there is an increase at the Net Operational Income of third-parties and Cost of Goods Sold of Supply segment.

Another change coming from the implementation of SAP/R3 is about the natural gas (UPGN) transferred from Gas & Energy segment to Supply, in order to specification in units of processing of natural gas and later commercialization by the Gas & Energy segment. Knowing that transference internal prices used in these transactions are the same, these changes don’t result in any impact in the Gross Profit of Supply and Gas & Energy segments, only an increase at the Income between-segments and at the Cost of Goods.

Consolidated Statement by International Operating Segment – 30/06/2005

	R$ THOUSAND
	INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTR.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	13.267.346	3.230.517	3.989.796	489.952	5.322.754	(6.540.927)	19.759.438

INCOME STATEMENT

Net Operating Revenues	2.641.487	2.663.843	1.084.939	1.233.664	1.892	(2.179.488)	5.446.337

Intersegment	1.540.581	1.472.799	161.482	3.428	-	(2.179.488)	998.802
Third parties	1.100.906	1.191.044	923.457	1.230.236	1.892	-	4.447.535

Operating Profit (Loss)	1.204.489	139.143	205.282	(41.806)	(251.955)	(7.176)	1.247.977

Net Income (Loss)	513.023	111.866	190.188	(33.931)	(258.194)	(4.241)	518.711

(1)
The International and Supply Net Operating Income and the Cost of Goods Sold, relating 2004 exercise were reclassified. The reclassifications refer to the offshore operations that were being allocated at the International segment. Considering that the margins of these operations are usually very low, there were no significant impacts on the income of these segments.

Statement of Other Operating Income (Expenses) – 30/06/2005

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Pension and health care benefit costs – pensioners and retirees						(1.069.545)		(1.069.545)
Operational expenses with thermoelectric			(492.323)					(492.323)
Losses on judicial proceedings	7.861	(292.500)	(13.093)	(28.064)	(11.012)	(46.472)		(383.280)
Cultural projects and institutional relations		(3.675)	(56)	(37.642)		(312.768)		(354.141)
Unscheduled stoppages – plant and equipment	(83.897)	(57.501)						(141.398)
Contractual losses on transportation services (Ship or
Pay)					(67.734)			(67.734)
Hedge gain (losses)		(3.219)	94.168					90.949
Rental revenues				28.920				28.920
Other	(118.801)	(102.049)	35.332	(39.671)	(8.012)	(217.253)	(140.243)	(590.697)

	(194.837)	(458.944)	(375.972)	(76.457)	(86.758)	(1.646.038)	(140.243)	(2.979.249)

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of – 30/06/2005

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

04.01 – REPORT OF INDEPENDENT AUDITORS - UNQUALIFIED

PETROBRAS SHAREHOLDERS’ BREAKDOWN

Shareholder	Capital Paid-in Breakdown (31/12/2004)		Capital Paid-in Breakdown (31/07/2005)
	Shares	%	Shares	%
Common Shares	634.168.418	100,0%	634.168.418	100,0%
Federal Union	353.314.557	55,7%	353.314.557	55,7%
BNDESPar	12.062.731	1,9%	12.062.731	1,9%
ADR Level 3	169.391.203	26,7%	176.206.304	27,5%
FMP - FGTS Petrobras	31.165.943	4,9%	30.314.086	4,8%
Foreigners (Resolution nº 2689 C.M.N)	18.022.454	2,8%	16.635.427	2,8%
Other natural person and companies (1)	50.211.530	7,9%	45.635.313	7,3%

Preferred Shares	462.369.507	100,0%	462.369.507	100,0%
BNDESPar	72.893.991	15,8%	72.893.991	15,8%
ADR. Level 3 and 144 –A Rule	171.968.613	37,2%	175.558.511	38,2%
Foreigners (Resolution nº 2689 C.M.N)	70.204.571	15,2%	72.610.860	18,5%
Other natural person and companies (1)	147.302.332	31,9%	141.306.145	27,6%

Capital Paid-in	1.096.537.925	100,0%	1.096.537.925	100,0%
Federal Union	353.314.557	32,2%	353.314.557	32,2%
BNDESPar	84.956.722	7,7%	84.956.722	7,7%
ADR (ON Shares)	169.391.203	15,4%	176.206.304	15,9%
ADR (PN Shares)	171.968.613	15,7%	175.558.511	16,1%
FMP - FGTS Petrobras	31.165.943	2,8%	30.314.086	2,8%
Foreigners (Resolution nº 2689 C.M.N)	88.227.025	8,0%	89.246.287	9,4%
Other natural person and companies (1)	197.513.862	18,0%	186.941.458	15,9%

(1) Includes Bovespa custody and other entities

(A free translation from the original in Portuguese)

REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS

1.
We have carried out a limited review of the Quarterly Information (ITR) of Petróleo Brasileiro S.A. – PETROBRAS for the quarter ended June 30, 2005, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3.
Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities and Exchange Commission - CVM.

4.	Our limited review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph 1. The statements of cash flow (parent company and consolidated), of value added (parent company and consolidated) and segmentation of business (consolidated), prepared in accordance with the accounting practices adopted in Brazil, are presented for purposes of additional information and are not a required part of the Quarterly Information. Such information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modification that should be made to these statements for them to be adequately presented in relation to the Quarterly Information taken as a whole.

5.	As mentioned in the note 1, from January 1, 2005, as required by CVM Instruction 408 of August 18, 2004, the Company included its Special Purpose Entities – SPEs on its consolidated financial statements. Aiming the comparability of the quarterly financial information, the previous periods have also been adjusted to include such SPEs on the consolidated financial statements.

Rio de Janeiro, August 11, 2005

ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O -6 - F - RJ

Paulo José Machado
Accountant CRC - 1RJ 061.469/O – 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.